NOTICE OF ANNUAL MEETING OF GAP INC. SHAREHOLDERS

PROXY STATEMENT

May 19, 2020

Via the Internet
www.virtualshareholdermeeting.com/GAP2020

Gap Inc.

Gap Inc.

NOTICE OF ANNUAL MEETING OF **SHAREHOLDERS**

DATE AND TIME

Tuesday, May 19, 2020
10:00 a.m., San Francisco Time

PLACE

Via the Internet at
www.virtualshareholdermeeting.com/GAP2020

RECORD DATE

You must have been a shareholder of record at the close of business on March 23, 2020 to vote at the Annual Meeting.

ITEMS OF BUSINESS

- Elect as directors the thirteen director nominees named in the Proxy Statement;
- Ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 30, 2021;
- Hold an advisory vote to approve the compensation of our named executive officers; and
- Transact such other business as may properly come before the meeting.

INTERNET AVAILABILITY

In accordance with U.S. Securities and Exchange Commission rules, we are using the Internet as our primary means of furnishing our proxy materials to most of our shareholders. Rather than sending those shareholders a paper copy of our proxy materials, we are sending them a notice with instructions for accessing the materials and voting via the Internet. We believe this method of distribution makes the proxy distribution process more efficient, less costly and limits our impact on the environment. This Proxy Statement and our 2019 Annual Report to Shareholders are available at: www.gapinc.com (follow the Investors, Annual Reports & Proxy links).

PROXY VOTING

Whether or not you plan to attend the Annual Meeting, please vote as soon as possible. You may vote via the Internet, by telephone or, if you receive a paper proxy card in the mail, by mailing the completed proxy card.

ATTENDING THE ANNUAL MEETING

You are entitled to attend the Annual Meeting, which will be held via the Internet through a virtual web conference at www.virtualshareholdermeeting.com/GAP2020 on May 19, 2020 at 10:00 a.m., San Francisco Time, and any adjournments or postponements thereof. You will be able to attend the Annual Meeting online, vote your shares electronically and submit questions online during the Annual Meeting by logging in to the website listed above using the 16-digit control number included in your Notice of Internet Availability of Proxy Materials, on your proxy card or on any additional voting instructions accompanying these proxy materials. We recommend that you log in a few minutes before the Annual Meeting to ensure you are logged in when the Annual Meeting starts.

Given the heightened concerns around the COVID-19 outbreak and the current shelter-in-place order in California, we have decided to use a virtual meeting format for our Annual Meeting, which allows us to continue to proceed with the Annual Meeting while mitigating the health and safety risks to participants. This technology will allow us to expand access to the Annual Meeting, improve communications and lower the cost to us, our shareholders and the environment.

By Order of the Board of Directors,

Julie Gruber
Corporate Secretary
April 7, 2020

PROXY SUMMARY

References in this Proxy Statement to "Gap Inc.," "the Company," "we," "us," and "our" refer to The Gap, Inc.

These proxy materials are being delivered in connection with the solicitation of proxies by the Board of Directors of The Gap, Inc. for use at our Annual Meeting of Shareholders to be held via the Internet through a virtual web conference at www.virtualshareholdermeeting.com/GAP2020 on May 19, 2020, at 10:00 a.m., San Francisco Time, and any adjournment or postponement thereof (the "2020 Annual Meeting"). You will be able to attend the 2020 Annual Meeting online, vote your shares electronically and submit questions online during the 2020 Annual Meeting by logging in to the website listed above using the 16-digit control number included in your Notice of Internet Availability of Proxy Materials, on your proxy card or on any additional voting instructions accompanying these proxy materials. We recommend that you log in a few minutes before the 2020 Annual Meeting to ensure you are logged in when the 2020 Annual Meeting starts.

On or about April 7, 2020, we commenced distribution of this Proxy Statement and the form of proxy to our shareholders entitled to vote at the Annual Meeting.

AGENDA

Items of Business	Management Recommendation	Page No.
Elect to the Board of Directors the thirteen nominees named in this Proxy Statement.	The Board recommends you vote **"FOR"** each of the thirteen nominees.	Page 5
Ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending on January 30, 2021.	The Board recommends you vote **"FOR"** the selection of the independent registered public accounting firm.	Page 20
Hold an advisory vote to approve the overall compensation of the named executive officers.	The Board recommends you vote **"FOR"** the approval of the overall compensation of the Company's named executive officers.	Page 23

VOTING SHARES

The holders of common stock at the close of business on March 23, 2020 (the "Record Date") are entitled to one vote per share on each matter voted upon at the Annual Meeting or any adjournment or postponement thereof. As of the Record Date, there were 372,639,457 shares of common stock outstanding.

You may vote your shares by:



By Internet prior to the 2020 Annual Meeting:

www.proxyvote.com

By Internet during the 2020 Annual Meeting:

www.virtualshareholdermeeting.com/GAP2020



By Mail

Sign and return a proxy card (for shareholders of record) or voting instruction card (for beneficial owners of shares)



By Phone

1-800-690-6903

If you vote by Internet or by phone, you will need to have a proxy card or voting instruction card, or the Notice of Internet Availability, in hand when you access the voting website or call to vote by phone. And if you vote by Internet or phone, you do not need to return anything by mail. Specific voting instructions are found on the proxy card, voting instruction card, or the Notice of Internet Availability of Proxy Materials.

TABLE OF **CONTENTS**

PROPOSALS REQUIRING YOUR VOTE

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

Nominees for Election as Directors

ELECTION PROCESS

Directors will be elected at the Annual Meeting to serve until the next Annual Meeting and until their successors are elected. The Governance and Sustainability Committee of the Board of Directors has nominated the persons whose names are set forth below, all of whom are current directors.

DIRECTOR NOMINATIONS

The Board of Directors has no reason to believe that any of the nominees will be unable to serve. However, if any nominee should for any reason be unavailable to serve, the Board of Directors may reduce the number of directors fixed in accordance with our Bylaws, or the proxies may be voted for the election of such other person to the office of director as the Board of Directors may recommend in place of the nominee. Set forth below is certain information concerning the nominees, including age, experience, qualifications and principal occupation during at least the last five years, based on data furnished by each nominee.

 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "**FOR**" THE ELECTION OF EACH OF THE FOLLOWING NOMINEES.

Amy Bohutinsky



Age: 45
Director since 2018

Committee Membership: Audit & Finance

Venture Partner of TCV, a venture firm, since July 2019. Chief Operating Officer of Zillow Group, Inc., an online real estate database company, from 2015 to 2019. Chief Marketing Officer, Zillow Group, Inc., from 2011 to 2015. Director of Zillow Group, Inc.

As an experienced leader and brand builder, Ms. Bohutinsky brings extensive strategic and operational expertise in multi-brand strategy, marketing, investor relations, communications, digital, consumer products, facilities, and human resources and talent management.

John J. Fisher



Age: 58
Director since 2018

Committee Membership: None

Executive Vice Chairman of Pisces, Inc., an investment group, since 2016. President of Pisces, Inc. from 1992 to 2016.

Mr. Fisher brings extensive financial acumen, as well as executive leadership and risk management experience. In addition, he possesses deep retail industry and consumer product expertise having managed investments in a vast array of consumer goods and services companies.

Robert J. Fisher



Age: 65
Director since 1990

Committee Membership:
Governance & Sustainability
(Chair)

Interim President and Chief Executive Officer of Gap Inc. from January 2007 to August 2007 and November 2019 to March 2020. Chairman of the Board of Gap Inc. from 2004 to August 2007 and February 2015 to March 2020. Managing Director, Pisces, Inc. since 2010. Executive of Gap Inc. from 1992 to 1999. Various positions with Gap Inc. from 1980 to 1992. Former director of Sun Microsystems, Inc. from 1995 to 2006.

Mr. Fisher has vast retail business experience specific to Gap Inc. and its global operations, as a result of his many years serving in a variety of high-level Gap Inc. positions. His previous leadership and oversight roles at Gap Inc. provide him with a deep understanding and unique insight into our organizational and operational structure. Mr. Fisher brings strong leadership to the Board based on perspective gained from his management roles and experience as a key member of the founding family and significant shareholder.

William S. Fisher



Age: 62
Director since 2009

Committee Membership: None

Founder and Chief Executive Officer of Manzanita Capital Limited, a private equity fund, since 2001. Executive Vice Chairman of Pisces, Inc. since June 2016. Various positions with Gap Inc. from 1986 to 1998.

Mr. Fisher brings extensive global retail and business experience to the Board as a result of his many years serving in a variety of high-level positions across Gap Inc., including President of the International Division. In addition, as a director on the boards of a number of private retail companies, including Space NK and Diptyque, he brings extensive knowledge of the global retail industry and risk oversight expertise.

Tracy Gardner



Age: 56
Director since 2015

Committee Membership:
Compensation & Management
Development (Chair);
Governance & Sustainability

Principal of Tracy Gardner Consultancy, since 2010. Chief Executive Officer of dELiA*s Inc., an omni-channel retail company primarily marketing to teenage girls, from 2013 to 2014. dELiA*s Inc. filed voluntary petitions for relief under Chapter 11 in December 2014. Former executive of J. Crew Group, Inc. from 2004 to 2010. Various positions with Gap Inc. from 1999 to 2004. Former director of Lands' End from 2014 to 2015.

With over 30 years of experience, Ms. Gardner is a retail industry veteran who brings deep product and operational expertise and experience as an operator, merchant, creative director and leader in growing multi-channel brands. In addition, her experience as a former senior executive within Gap Inc. and as a prior advisor to Gap brand provides Ms. Gardner with an in-depth understanding of Gap Inc.'s global business structure and operations.

Isabella D. Goren



Age: 59
Director since 2011

Committee Membership: Audit
& Finance

Chief Financial Officer of AMR Corporation and American Airlines, Inc. from 2010 to 2013. AMR Corporation and American Airlines, Inc. successfully completed a reorganization under Chapter 11 in 2013, for which a voluntary petition was filed in 2011. Senior Vice President of Customer Relationship Marketing of American Airlines from 2006 to 2010. Various positions with AMR Corporation and American Airlines, Inc. from 1986 to 2006, including President of AMR Services, previously a subsidiary of AMR, from 1996 to 1998. Director of LyondellBasell Industries N.V. and MassMutual Financial Group.

Ms. Goren has broad experience in a number of key corporate functions, including finance, marketing, human resources and international operations. She brings extensive expertise in leadership of complex business functions, customer loyalty programs and online marketing, talent development, financial functions, and global operations and strategies.

Bob L. Martin



Age: 71
Director since 2002

Committee Membership: None

Chairman of the Board of Gap Inc. and an advisor to our new Chief Executive Officer, a non-executive employee role, since March 2020; Lead Independent Director of Gap Inc. from 2003 to 2015 and November 2019 to March 2020. Operating Partner of Stephens Group, Inc., a private equity group, since 2003. Principal (part-time) of Mcon Management Services, Ltd., a consulting company, since March 2020. Chief Executive Officer (part-time) of Mcon Management Services, Ltd. from 2002 to March 2020. Independent Consultant from 1999 to 2002. President and Chief Executive Officer of Wal-Mart International, a division of Wal-Mart Stores, Inc., from 1984 to 1999. Director of Conn's Inc. Former director of Dillard's, Inc. from 2003 to 2004, Edgewater Technology, Inc. from 1999 to 2005, Furniture Brands International, Inc. from 2003 to 2010, Guitar Center from 2004 to 2007, Sabre Holdings Corporation from 1997 to 2007, and SolarWinds, Inc. from 2009 to 2010.

Mr. Martin is a retail industry veteran with over 35 years of work experience. As the former chief executive officer of Wal-Mart International, during which he ran operations in 12 countries across four continents, Mr. Martin brings extensive global governance and executive management experience, as well as a vast knowledge of international consumer brands and markets. As the former executive vice president and chief information officer for Wal-Mart Stores, Inc., Mr. Martin also has extensive insight into the areas of information technology and supply chain capabilities and strategies specific to a global retail company.

Amy Miles



Age: 53
Director since 2020

Committee Membership: None

Former Chairman and Chief Executive Officer of Regal Entertainment Group, a global theater chain, from 2015 to 2018. Chief Executive Officer, Regal Entertainment Group from 2009 to 2015. Executive Vice President, Chief Financial Officer and Treasurer, Regal Entertainment Group from 2002 to 2009. Director of Norfolk Southern Corporation.

As a former Chairman, Chief Executive Officer and Chief Financial Officer, Ms. Miles has extensive finance, accounting, and management experience. In addition, she brings expertise in information technology, marketing, and strategic planning.

Jorge P. Montoya



Age: 73
Director since 2004

Committee Membership:
Compensation & Management Development

President, Global Snacks & Beverages, and President, Latin America, of The Proctor & Gamble Company, a consumer products company, from 1999 to 2004. Director of The Kroger Co. Former director of Rohm & Haas Company from 1996 to 2007.

With over 30 years of leadership at large consumer products companies, including The Proctor & Gamble Company, Mr. Montoya possesses a deep knowledge of Hispanic markets, as well as extensive experience in management, international growth, consumer products, and marketing.

Chris O'Neill



Age: 47
Director since 2018

Committee Membership:
Compensation & Management Development

Partner, Portag3 Ventures, the venture capital arm of Sagard Holdings, since February 2020. Chairman, President and Chief Executive Officer of Evernote Corporation, a global cloud-based technology company, from 2016 to 2018. President and Chief Executive Officer, Evernote Corporation from 2015 to 2016. Various positions with Google Inc. from 2005 to 2015, including Managing Director, Google Canada from 2010 to 2014 and Head of Global Business Operations, Google [x], from 2014 to 2015.

Mr. O'Neill's experience as a venture investor, as the Chief Executive Officer of Evernote, and his decade-long experience at Google provides him with extensive expertise in leading high-growth, innovative companies and understanding the strategic role technology plays in business.

Mayo A. Shattuck III



Age: 65
Director since 2002

Committee Membership: Audit & Finance (Chair); Governance & Sustainability

Non-Executive Chairman of Exelon Corporation, an energy company, since 2013. Executive Chairman of Exelon Corporation from 2012 to 2013. Chairman, Chief Executive Officer, and President of Constellation Energy Group from 2002 to 2012. Chief Executive Officer and President of Constellation Energy Group from 2001 to 2002. Director of Capital One Financial Corporation and Alarm.com Holdings, Inc.

With his experience on the boards of directors of two other public companies, as the former chief executive officer of an investment bank and Constellation Energy Group and as non-executive Chairman of Exelon Corporation, Mr. Shattuck brings extensive expertise in risk oversight, financial literacy and reporting, corporate governance, and compliance, as well as leadership experience.

Elizabeth A. Smith



Age: 56
Director since 2020

Committee Membership: None

Former Chairman and Chief Executive Officer of Bloomin' Brands, Inc., a casual dining restaurant company from 2012 to 2019 and Chairman through March 2020. Former President and Chief Executive Officer Bloomin' Brands, Inc. from 2009 to 2012. Former executive of Avon Products, Inc. from 2005 to 2009. Various positions with Kraft Foods, Inc. from 1990 to 2004. Director of Bloomin' Brands, Inc. and Hilton Worldwide Holdings Inc. Former director of Carter's, Inc. from 2004 to 2008 and Staples, Inc. from 2008 to 2014.

As a former Chairman and Chief Executive Officer, Ms. Smith brings extensive global and customer-facing retail experience. She possesses deep experience in strategy, brands, marketing and sales, as well as corporate finance and financial reporting.

Sonia Syngal



Age: 50
Director since 2020

Committee Membership: None

President and Chief Executive Officer of Gap Inc. since March 2020. President and Chief Executive Officer, Old Navy from April 2016 to March 2020. Executive Vice President, Global Supply Chain and Product Operations of Gap Inc. from February 2015 to April 2016. Executive Vice President, Global Supply Chain of Gap Inc. from November 2013 to January 2015. Since joining Gap Inc. in 2004, Ms. Syngal has served in key leadership and general management roles including Managing Director for Gap Inc.'s Europe business, Senior Vice President for Gap Inc.'s International division and Senior Vice President for Gap Inc.'s International Outlet division. Prior to joining Gap Inc., Sonia had a long career in Fortune 500 product companies, including Sun Microsystems where she led manufacturing operations, logistics and supply chain management, and at Ford Motor Company where she held roles in product design, quality and manufacturing engineering.

As a result of her service as President and Chief Executive Officer of Old Navy, as well as her service in other senior positions at Gap Inc., Ms. Syngal has extensive experience as a leader in the global retail industry, including specific expertise in management, talent development, supply chain and global operations.

John J. Fisher, Robert J. Fisher, and William S. Fisher are brothers. Information concerning our executive officers who are not also directors is set forth in our Annual Report on Form 10-K for the fiscal year ended February 1, 2020.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that the following directors are independent under the New York Stock Exchange ("NYSE") rules and have no direct or indirect material relationships with the Company:

Amy Bohutinsky	Tracy Gardner	Lexi Reese*
Brian Goldner[†]	Isabella D. Goren	Mayo A. Shattuck III
John J. Fisher	Amy Miles	Elizabeth Smith
Robert J. Fisher	Jorge P. Montoya	
William S. Fisher	Chris O'Neill	

[†]Mr. Goldner served until the 2019 Annual Meeting.
*Ms. Reese is not standing for reelection.

In particular, the Board has determined that none of these directors has relationships that would cause them not to be independent under the specific criteria of Section 303A.02 of the NYSE Listed Company Manual. In making this determination with respect to John, Robert and William Fisher, the Board considered the following factors: (i) with the exception of Robert Fisher's brief periods of service during 2007 and 2019 to 2020 as Interim President and Chief Executive Officer ("CEO") of the Company during CEO transitions, neither John, Robert nor William Fisher has served as an officer of the Company in over 15 years; and (ii) NYSE guidance indicates that ownership of even a significant amount of stock does not preclude a finding of independence. After consideration of these factors, the Board concluded that there is no material relationship between the Company and John, Robert and William Fisher that would impact their independence under NYSE rules.

Corporate Governance

CORPORATE GOVERNANCE GUIDELINES

We have adopted Corporate Governance Guidelines that outline, among other matters, the role and functions of the Board, the responsibilities of the various Board committees, and the procedures for reporting concerns to the Board.

 Our **Corporate Governance Guidelines** are available at www.gapinc.com (follow the Investors, Governance, Corporate Governance Guidelines links).

ADDITIONAL CORPORATE GOVERNANCE INFORMATION

If you would like further information regarding our corporate governance practices, please visit the Governance and Corporate Compliance sections of www.gapinc.com (follow the Investors link). Those sections include:

- Our Corporate Governance Guidelines (available in print on request to our Corporate Secretary);
- Our Code of Business Conduct (available in print on request to our Corporate Secretary);
- Our Committee Charters;
- Our Certificate of Incorporation;
- Our Bylaws;
- A method for interested parties to send direct communications to our Board of Directors (through our Chairman and Corporate Secretary) by email to board@gap.com; and
- Methods for employees and others to report suspected violations of our Code of Business Conduct ("COBC"), including accounting or auditing concerns, directly to our Global Integrity team by confidential email to global_integrity@gap.com, through our COBC Hotline (866) GAP-CODE or online at speakup.gapinc.com. Callers from outside North America must dial their country's AT&T Direct Access Code, which can be found at speakup.gapinc.com. COBC Hotline calls are answered by a live operator 24 hours a day/7 days a week by an outside company, and are free and confidential and may be made anonymously. Accounting, auditing, and other significant concerns are escalated by the Global Integrity team, as appropriate, including to the Audit and Finance Committee, as required.

RISK OVERSIGHT

BOARD OVERSIGHT OF RISK

The Board has an active role in overseeing the management of the Company's risks. Annually, the Company's Internal Audit department performs a comprehensive enterprise risk assessment encompassing a number of significant areas of risk identified using a risk framework, including strategic, operational, compliance, financial, and reputational risks. The Company has established a Risk Committee, which includes the heads of Finance, Legal, Strategy, Human Resources, Supply Chain, and Internal Audit, as well as a brand president. The Risk Committee is responsible for overseeing the assessment process designed to gather data regarding key enterprise risks that could impact the Company's ability to achieve its objectives and execute its strategies. Primary assessment methods include interviews (either in-person or via the use of technology-enabled collaboration sessions) and surveys with employees, key executives and Board members, review of critical Company strategies and initiatives, regulatory changes and monitoring of emerging industry trends and issues. The assessment results are reviewed by the CEO and the Risk Committee, and are presented to the Board to facilitate discussion of high-risk areas. The results provide the foundation for the annual Internal Audit plan, management's monitoring and risk mitigation efforts, and ongoing Board oversight. The Risk Committee meets periodically to monitor key enterprise risks and review and adjust the risk mitigation plans accordingly. In addition, on a regular basis, management communicates with the Board, both formally and informally, about key initiatives, strategies and industry developments, in part to assess and manage the potential risks.

While the Board of Directors has the ultimate oversight responsibility for the risk management process, various committees of the Board also have responsibility for risk management. In particular, the Audit and Finance Committee focuses on financial and compliance risks, and oversees the data privacy and cybersecurity programs, and the Compensation and Management Development Committee sets employee incentives with the goal of encouraging an appropriate level of risk-taking, consistent with the Company's business strategies.

In connection with the recent COVID-19 outbreak, the Board together with management has overseen our efforts to mitigate financial and human capital management risk exposures associated with the outbreak.

COMPENSATION RISK ASSESSMENT

On an annual basis, management conducts a comprehensive overall review of each of the Company's compensation policies and practices for the purpose of determining whether any risks arising from those policies and practices are reasonably likely to have a material adverse effect on the Company. As a part of this review, each of the Company's compensation policies and practices were compared to a number of specific factors that could potentially increase risk, including the specific factors that the SEC has identified as potentially triggering disclosure. The Company balanced these factors against a variety of mitigating factors. Examples of some of the mitigating factors are:

- Compensation policies and practices are structured similarly across business units;
- The risk of declines in performance in our largest business units is well understood and managed;
- Incentive compensation expense is not a significant percentage of any unit's revenues;
- For executives, a significant portion of variable pay is delivered through long-term incentives, which carry vesting schedules over multiple years;
- A mix of compensation vehicles and performance measures is used;
- Stock ownership requirements for executives are in place;
- Significant incentive plans are capped at all levels;
- Threshold levels of performance must be achieved for the bulk of variable pay opportunities; and
- A clawback policy with respect to financial restatements is in place.

Management's assessment was also presented to the Company's Chief Compliance Officer and the Chair of the Board's Compensation and Management Development Committee. As a result of management's review, the Company determined that any risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

COMMUNICATION WITH DIRECTORS

 Interested parties can send direct communications to our Board of Directors (through our Chairman and Corporate Secretary) by email to: board@gap.com.

CODE OF BUSINESS CONDUCT

Our Code of Business Conduct is designed to promote a responsible and ethical work environment for all Gap Inc. employees and directors. The Code contains guidelines on conflicts of interest, legal compliance, Company information and assets, and political contributions and activities.

 Our **Code of Business Conduct** is available at www.gapinc.com (follow the Investors, Corporate Compliance, Code of Business Conduct links).

POLICIES AND PROCEDURES WITH RESPECT TO RELATED PARTY TRANSACTIONS

The Board is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. The Compensation and Management Development Committee's charter requires that the members of that Committee, all of whom are independent directors, approve all of the Company's executive compensation policies and programs and all compensation awarded to executive officers. The Audit and Finance Committee's charter requires that the members of the Audit and Finance Committee, all of whom are independent directors, review and approve transactions with the Company involving management and/or members of the Board of Directors that are not otherwise subject to the approval of the Compensation and Management Development Committee and would require disclosure under SEC rules. In the event a transaction involves a committee member, that member will recuse him or herself from the approval of the transaction.

In addition, the Audit and Finance Committee oversees the Company's Corporate Compliance Program, which includes procedures for the (i) receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and (ii) confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters and other matters under the Company's Code of Business Conduct.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Employment of Family Member of Mr. Peck. During fiscal year 2019, the Company employed Annin Peck, the daughter of Art Peck, as Senior Manager, Sourcing Strategy. Mr. Peck served as our President and CEO until November 2019. Ms. Peck received $121,061 in aggregate cash compensation from the Company during fiscal 2019 and was eligible for the same employment benefits offered to the Company's employees at the same level.

Employment of Family Member of Mr. Robert Fisher. During fiscal year 2019, the Company employed Mark George, the son-in-law of Robert Fisher, as Senior Manager, Hill City, and, beginning in August 2019, as CEO Operations Assistant. Mr. Fisher serves as a director and served as the Chairman of our Board until March 2020 and as our Interim President and CEO from November 2019 to March 2020. Mr. George received $182,781 in aggregate cash compensation from the Company during fiscal 2019 and was eligible for the same employment benefits offered to the Company's employees at the same levels. Consistent with equity practices for employees at his level, Mr. George also received 775 restricted stock units in fiscal 2019 having a value of approximately $11,393 on the date of grant. Mr. George left the Company in March 2020 and as a result, his restricted stock units were canceled.

See "Policies and Procedures with Respect to Related Party Transactions", above, for a description of the Company's policies and procedures for the review and approval of Related Party Transactions. The transactions described above were approved by the Audit and Finance Committee.

BOARD LEADERSHIP STRUCTURE AND SUCCESSION

Bob Martin was appointed Chairman of the Board in March 2020. At the Board's request, Mr. Martin is serving as an advisor to our new CEO, a non-executive employee role. As a result, he is no longer considered an independent director. Robert Fisher, an independent director (other than while he served as our interim CEO), served as our Chairman of the Board from February 2015 to March 2020.

We believe in the importance of independent oversight. We ensure that this oversight is truly independent and effective through a variety of means, including:

- Other than during the period from November 2019 to March 2020 when Mr. Robert Fisher served as interim CEO, we have separated the positions of CEO and Chairman of the Board. We believe this provides the most appropriate leadership structure at this time. Our CEO is responsible for day-to-day leadership and for setting the strategic direction of the Company, while the Chairman of the Board presides over Board meetings, including non-management and independent director sessions, and shareholder meetings.
- Our Corporate Governance Guidelines provide that at least two-thirds of our directors should be independent. Currently, all of our directors other than Mr. Martin and Ms. Syngal are independent.
- Our Corporate Governance Guidelines provide that in the event that the Chairman of the Board is not an independent director and the Board determines it is appropriate, the independent directors shall designate, from time to time, an independent director to lead the executive sessions of the independent directors.
- At each regularly scheduled Board meeting, all non-management directors are typically scheduled to meet in an executive session without the presence of any management directors.
- At least annually, the independent directors meet in executive session.
- The charters for each of our standing committees of the Board described below (Governance and Sustainability, Audit and Finance, and Compensation and Management Development) require that all of the members of those committees be independent.

GOVERNANCE AND SUSTAINABILITY COMMITTEE

The Board's Governance and Sustainability Committee is composed solely of independent directors.

This Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to the Company's corporate governance matters, including the development of corporate governance guidelines, annual evaluation of the Board, its committees and individual directors, identification and selection of director nominees, oversight of the Company's programs, policies and practices relating to social and environmental issues, impacts and strategies, and such other duties as directed by the Board of Directors.

 The Committee's charter is available at www.gapinc.com (follow the Investors, Governance, Governance and Sustainability Committee Charter links).

NOMINATION OF DIRECTORS

The Governance and Sustainability Committee has the responsibility to identify, evaluate, and recommend qualified candidates to the Board. The Chairman, CEO, and at least two independent directors interview any qualified candidates prior to nomination. Other directors and members of management interview each candidate as requested by the Chairman, CEO, or chair of the Committee. Ms. Miles and Ms. Smith were identified as potential candidates by a third-party search firm.

The Committee identifies desired attributes and experience—classifying those that are prioritized and mandatory versus those that are ideal but not mandatory—and engages third-party search firms as independent consultants to identify potential director nominees based on these criteria and a needs assessment. The Committee, in collaboration with the consultant, may develop targeted search specifications. These consultants have assisted the Committee in identifying a diverse pool of qualified candidates and in evaluating and pursuing individual candidates at the direction of the Committee.

The Committee will also consider director nominees recommended by shareholders. Our Bylaws provide that a shareholder may propose director nominations at the meeting of shareholders in 2021 by giving written notice to our Corporate Secretary by no later than the close of business (San Francisco Time) on February 18, 2021, and no earlier than January 19, 2021 (i.e., not less than 90 days nor more than 120 days prior to the first anniversary of the date of our 2020 Annual Meeting). The notice must contain information required by our Bylaws about the identity and background of each nominee and the shareholder making the nomination, including interests in derivative securities or arrangements with persons holding derivative securities, relationships or arrangements between the nominee and the shareholder making the nomination, and information that would enable the Board to determine a nominee's eligibility to serve as an independent director. The notice also must contain other information that must be disclosed in proxy solicitations for election of directors under the proxy rules of the SEC (including information regarding the director nominee's experience, qualifications, attributes and/or skills), the nominee's consent to the nomination and to serve if elected, and certain other information required by our Bylaws. If a shareholder fails to submit the notice by February 18, 2021, then the proposed nominee(s) of the shareholder will not be considered at our Annual Meeting in 2021 in accordance with our Bylaws. Notifications must be addressed to our Corporate Secretary at Gap Inc., Two Folsom Street, San Francisco, California 94105.

 A copy of the full text of the Bylaw provisions relating to our advance notice procedure may be obtained at www.gapinc.com (follow the Investors, Governance links) or by any shareholder on request by writing to our Corporate Secretary at the above address.

QUALIFICATIONS AND DIVERSITY OF BOARD MEMBERS

All director nominees must possess certain core competencies, some of which include experience in retail, consumer products, international business/markets, real estate, store operations, logistics, product design, merchandising, marketing, general operations, strategy, human resources, technology, media or public relations, finance or accounting, or experience as a CEO or CFO. In addition to having one or more of these core competencies, director nominees are identified and considered based on knowledge, experience, integrity, leadership, reputation, background, viewpoint, qualifications, gender, race/ethnicity, personal characteristics, and ability to understand the Company's business, as well as their integrity, inclination to engage and intellectual approach. The Board believes that varying tenures and backgrounds create a balance between directors with a deeper knowledge of the Company's business, operations and history, and directors who bring new and fresh perspectives, and that this overall tenure, professional, personal, gender, and racial/ethnic diversity is important to the effectiveness of the Board's oversight of the Company. Accordingly, diversity is a factor that is considered in the identification and recommendation of potential director candidates. In this regard, of the thirteen nominees for director, six are women and two are ethnically diverse. In addition, all director nominees are pre-screened to ensure that each candidate has qualifications and experience that complement the overall core competencies of the Board. The screening process also includes conducting a background evaluation and an independence determination. The Board believes that its criteria for selecting board nominees are effective in promoting overall diversity.

EVALUATION OF DIRECTORS

The Governance and Sustainability Committee is responsible for overseeing a formal evaluation process to assess the composition and performance of the Board, each committee, and each individual director on an annual basis. The assessment is conducted to identify opportunities for improvement and skill set needs, as well as to ensure that the Board, committees, and individual members have the appropriate blend of diverse experiences and backgrounds, and are effective and productive. As part of the process, each member completes a survey, or participates in an interview or other method the Committee utilizes to seek feedback. While results are aggregated and summarized for discussion purposes, individual responses are not attributed to any individual and are kept confidential to ensure honest and candid feedback is received. The Committee discusses opportunities and makes recommendations for improvement as appropriate to the full Board, which implements agreed upon improvements. The Committee Chair also meets privately with individual Board members to provide feedback specific to each director received during the evaluation process. A director will not be nominated for reelection unless it is affirmatively determined that he or she is substantially contributing to the overall effectiveness of the Board.

SUSTAINABILITY

The Governance and Sustainability Committee is also responsible for reviewing and evaluating Company programs, policies and practices relating to social and environmental issues and impact, and strategies to support the sustainable growth of the Company's businesses. The Committee regularly discusses social and environmental issues at its meetings, and oversees the Company's development of industry-leading programs and initiatives.

 For more information regarding our commitment to sustainability, please see our website and most recent **Sustainability Report** available at www.gapinc.com (follow the Sustainability link).

AUDIT AND FINANCE COMMITTEE

The Board's Audit and Finance Committee is composed solely of independent directors.

This Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of our financial statements, adequacy of internal controls, compliance with legal and regulatory requirements, the qualifications and independence of the registered public accounting firm and the performance of its audits, the performance of the Internal Audit function, the effectiveness of the corporate compliance program, finance matters, and such other duties as directed by the Board of Directors. In addition, the Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm.

 The Committee's charter is available at www.gapinc.com (follow the Investors, Governance, Audit and Finance Committee Charter links).

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Audit and Finance Committee has two members who are "audit committee financial experts" as determined under Regulation S-K Item 407(d)(5) of the Securities Exchange Act of 1934: Mr. Shattuck and Ms. Goren, both of whom are independent directors. See Mr. Shattuck's and Ms. Goren's biographies in "Nominees for Election as Directors" for information regarding their relevant experience.

COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

The Board's Compensation and Management Development Committee is composed solely of independent directors.

This Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to executive officer and director compensation, succession planning for senior management, development and retention of senior management, and such other duties as directed by the Board of Directors.

 The Committee's charter is available at www.gapinc.com (follow the Investors, Governance, Compensation and Management Development Committee Charter links).

The Committee approves all of the Company's executive compensation policies and programs and all compensation awarded to executive officers. Our CEO evaluates each executive officer and discusses with the Committee his or her assessment and recommendations for compensation. The CEO is not present during the Committee's deliberations about his or her own compensation. The Committee also oversees senior management development, retention, and succession plans. The Committee approves grants of stock units and stock options to employees at the Vice President level or above, and has delegated authority, within defined parameters, to the CEO or, in the CEO's absence, the Committee Chair to approve grants of stock units to employees below the Vice President level (see "Executive Compensation and Related Information—Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives" for more details). The Committee has also delegated authority, within defined parameters, to the Company's Human Resources personnel to make certain non-material changes to the Company's employee benefit plans.

The Committee has engaged Frederic W. Cook & Co. as its independent executive compensation consultant. The consultant provides advice to the Committee from time to time on the compensation program structure and specific individual compensation arrangements (see "Executive Compensation and Related Information—Compensation Discussion and Analysis—Role of the CEO and Compensation Consultant" for more details). In addition, under NYSE rules, the Committee can only retain a compensation advisor after considering six independence factors: (a) whether the advisor's firm provides other services to the Company, (b) the fees received by the advisor's firm from the Company as a percentage of the firm's overall revenue, (c) the policies and procedures of the advisor's firm designed to prevent conflicts of interest, (d) any business or personal relationship between the advisor and a member of the Committee, (e) any stock of the Company owned by the advisor, and (f) any business or personal relationship of the advisor or advisor's firm with an executive officer of the Company. Based on a review of the Committee's relationship with its compensation consultant and an assessment considering these six independence factors, the Committee has identified no conflicts of interest and confirmed the independence of Frederic W. Cook & Co.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2019, Mr. Goldner (who did not stand for reelection in May 2019), Mr. Martin, Mr. Montoya, Mr. O'Neill, and Ms. Reese (who is not standing for reelection) served on the Compensation and Management Development Committee of the Board of Directors. No member of the Committee was at any time during fiscal 2019 or at any other time an officer or employee of the Company, and no member of the Committee had any relationship requiring disclosure under Item 404 of Regulation S-K. During fiscal 2019, none of our executive officers served on the board of directors or compensation committee of any company where one of that company's executive officers served as one of our directors.

BOARD MEETINGS

The Board met nine times during fiscal 2019. The following table lists the current members of each of the committees and the number of committee meetings held during fiscal 2019:

Name	Audit & Finance	Compensation & Management Development	Governance & Sustainability
Amy Bohutinsky	●		
John J. Fisher			
Robert J. Fisher[1]			Chair
William S. Fisher			
Tracy Gardner[2]		Chair	●
Isabella D. Goren	●		
Amy Miles			
Bob L. Martin[3]			
Jorge P. Montoya		●	
Chris O'Neill		●	
Lexi Reese (not standing for reelection)		●	
Mayo A. Shattuck III	Chair		●
Elizabeth Smith			
Sonia Syngal			
Number of Meetings	**8**	**10**	**13**

[1] Mr. Fisher stepped down from his position as a member and Chair of the Governance & Sustainability Committee while serving as Interim President and CEO of the Company from November 2019 to March 2020.

[2] Ms. Gardner was appointed to the Governance & Sustainability Committee in November 2019. Ms. Gardner served on the Audit & Finance Committee until March 2020. Also in March 2020, Ms. Gardner was appointed to the Compensation & Management Development Committee and to serve as its Chair.

[3] Mr. Martin was appointed as the Chair of the Governance & Sustainability Committee in November 2019. Mr. Martin served as the Chair of both the Compensation & Management Development Committee and the Governance & Sustainability Committee until he stepped down from each committee in March 2020 in connection with his service as an advisor to our new CEO, a non-executive employee role.

Each director nominee attended at least 75% of the meetings of the Board and committees on which he or she served. In addition, individual Board members often work together and with management outside of formal meetings.

The non-management directors are typically scheduled to meet without the presence of management during each regularly scheduled Board meeting. As no Lead Independent Director has currently been designated, the independent directors designate at each meeting an independent director responsible for organizing, managing and presiding over non-management and independent director sessions of the Board, and reporting on outcomes of such sessions to the CEO, as appropriate.

ATTENDANCE OF DIRECTORS AT ANNUAL MEETINGS OF SHAREHOLDERS

Our policy regarding attendance by directors at our Annual Meeting of Shareholders states that our Chairman and committee chairs should attend and be available to answer questions at our Annual Meeting, if reasonably practicable. Our policy also encourages all other directors to attend. All ten of our current director nominees who were directors at the time and Mr. Peck and Ms. Reese attended our 2019 Annual Meeting in person.

STOCK OWNERSHIP GUIDELINES FOR DIRECTORS

We have adopted minimum stock ownership guidelines for our directors. Each non-management director should, within three years of joining the Board of Directors, hold stock (which includes deferred stock units) of the Company worth at least five times the annual base retainer then in effect. Management directors are required to own stock of the Company in accordance with our stock ownership requirements for executives, described in "Executive Compensation and Related Information—Compensation Discussion and Analysis—Stock Ownership Requirements for Executive Officers / Hedging and Pledging Prohibitions".

Our Securities Law Compliance Manual, which is applicable to all Company insiders, including our directors, prohibits speculation in the Company's stock, including short sales, hedging or publicly-traded option transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forward contracts, equity swaps, collars and exchange funds, all of which are prohibited. All Company officers subject to Rule 16a-1(f) of the Securities Exchange Act of 1934 and directors are also prohibited from holding the Company's stock in a margin account as collateral for a margin loan or otherwise pledging Company stock as collateral.

Compensation of Directors

RETAINER AND MEETING FEES

The table below shows the annual retainer, attendance fees, and committee chair retainer we paid to our non-employee directors in fiscal 2019, as well as the amounts payable for fiscal 2020:

FISCAL YEAR 2019 AND 2020 DIRECTOR CASH COMPENSATION[1]

	2019	2020
Annual Retainer	$ 80,000	$ 80,000
Annual Retainer for Committee Members		
Audit and Finance Committee	16,000	16,000
Compensation and Management Development Committee	12,000	12,000
Governance and Sustainability Committee	8,000	10,000
Additional Annual Retainer for Committee Chairs		
Audit and Finance Committee	20,000	25,000
Compensation and Management Development Committee	20,000	20,000
Governance and Sustainability Committee	15,000	15,000
Additional Annual Retainer for Chairman of the Board[2]	200,000	200,000
Additional Annual Retainer for Lead Independent Director[3]	40,000	40,000

[1] Non-employee directors who reside primarily outside of North America receive an additional fee of $2,000 for each trip to the United States for Board and/or committee meetings.

[2] Applicable to Mr. Fisher's service during fiscal years 2019 and 2020 when he served as Chairman of the Board (Mr. Fisher did not receive any additional compensation for his service as Interim President and CEO from November 2019 to March 2020). Mr. Martin receives compensation for his role as Chairman of the Board and as an advisor to our CEO as set forth below.

[3] Applicable to Mr. Martin's service from November 2019 to March 2020 when he served as Lead Independent Director.

Employee directors (including Mr. Martin and Ms. Syngal) are not eligible for the annual retainer fees and are not eligible to serve on committees.

CHAIRMAN ROLE AND ADVISOR COMPENSATION

In connection with Mr. Martin's service as Chairman of the Board and as an advisor to our new CEO, a non-executive employee role, he will be eligible to earn an annual base salary of $750,000 and an annual target bonus of 100% of base salary, based on the same metrics as our CEO, which will be prorated to his start date with a payout that can range from 0% to 200%. Mr. Martin also received a grant of time-based restricted stock units with a grant value of approximately $1,000,000, which will vest one year following the date of grant. Mr. Martin has agreed to hold and not sell or transfer any shares issued to him following the vesting of such restricted stock units for two years following the vesting date, except in the event he no longer provides services to the Company in any capacity (whether as an employee, director or consultant). The time-based vesting condition will accelerate if Mr. Martin is involuntarily terminated by the Company for reasons other than cause, death or disability. Mr. Martin is not entitled to any compensation under our non-employee director compensation program while he serves as an advisor to our CEO.

EQUITY COMPENSATION

Non-employee directors receive the following under our 2016 Long-Term Incentive Plan:

- Each new non-employee director automatically receives stock units with an initial value of $160,000 based on the then-current fair market value of the Company's common stock; and
- Each continuing non-employee director automatically receives, on an annual basis, stock units with an initial value of $160,000 at the then-current fair market value of the Company's common stock; provided that newly-appointed non-employee directors who were appointed after the Company's last annual shareholders' meeting will receive their first annual stock unit grant on a prorated basis based on the number of days that the director has served between his or her appointment and the date of the first annual stock unit grant.

The annual stock units granted to continuing non-employee directors following the Company's annual shareholders' meeting, as well as the initial grant made to any non-employee director who is first elected to the Board at the Company's annual shareholders' meeting, are granted on June 30 of each year; provided, however, that if the Company's annual shareholders' meeting takes place after June 30, then the related stock unit grants will be granted on the first business day following that meeting. All initial stock units to new non-employee directors who are appointed other than at the annual shareholders' meeting are granted on the date of appointment. The number of stock units is rounded down to the nearest whole share. These stock units are fully-vested but are subject to a three-year deferral period. During the deferral period, the stock units earn dividend equivalents which are reinvested in additional units annually. Following the deferral period, shares in an amount equal in value to the stock units, including units acquired through dividend equivalent reinvestment, will be issued to each non-employee director unless a further deferral election has been made; provided, however, that shares and accumulated dividend equivalents will be issued immediately upon ceasing to be a director of the Company.

EXPENSE REIMBURSEMENT AND OTHER BENEFITS

We also pay for or reimburse directors for approved educational seminars and for travel expenses related to attending Board, committee, and approved Company business meetings. Additionally, we provide non-employee directors access to office space and administrative support for Company business from time to time.

Directors and their spouses are eligible to receive discounts on our merchandise on terms similar to the Gap Inc. corporate employee merchandise discount policy.

We established The Gap, Inc. Deferred Compensation Plan ("DCP") whereby highly compensated employees, including executive officers and non-employee directors, may elect to defer receipt of certain eligible income. The DCP allows eligible employees to defer a percentage of their salary and bonus on a pre-tax basis, and allows non-employee directors to defer their retainers and meeting fees. The deferred amounts are indexed to reflect the performance of the participant's choice of approved investment funds. Non-employee director deferrals are not matched, and above-market or preferential interest rate options are not available on deferred compensation.

Directors are eligible to participate in our Gift Match Program available to all employees, under which we match contributions to eligible nonprofit organizations, up to certain annual limits. In calendar year 2019, the annual limit for non-employee directors was $15,000 under the Gift Match Program. Art Peck, our former CEO, had an annual matching limit of $100,000.

DIRECTOR COMPENSATION SUMMARY

The following table sets forth certain information regarding the compensation of our directors who served in fiscal 2019, which ended February 1, 2020.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[4]	Total ($)
Amy Bohutinsky	92,000	105,628	—	—	1,570	199,198
John J. Fisher	80,000	105,628	—	—	—	185,628
William S. Fisher	80,000	159,987	—	—	15,000	254,987
Tracy Gardner	96,000	159,987	—	—	—	255,987
Brian Goldner[5]	46,000	—	—	—	—	46,000
Isabella D. Goren	96,000	159,987	—	—	10,000	265,987
Bob L. Martin	133,750	159,987	—	—	12,500	306,237
Jorge P. Montoya	103,000	159,987	—	—	10,870	273,857
Chris O'Neill	92,000	159,987	—	—	880	252,867
Lexi Reese	89,000	105,628	—	—	2,500	197,128
Mayo A. Shattuck III	124,000	159,987	—	—	15,000	298,987

[1] Under applicable SEC rules, we have omitted Messrs. Robert Fisher and Peck, who each served as directors in fiscal 2019. Mr. Robert Fisher was compensated as our Chairman and a non-employee director, but did not receive any additional compensation for services provided as our Interim President and CEO. However, pursuant to SEC requirements, Mr. Fisher's compensation for his services as a director is reported in the 2019 Summary Compensation Table and related executive compensation tables. Mr. Peck was compensated as our CEO and received no additional compensation as a director. Mr. Peck's compensation is reported in the 2019 Summary Compensation Table and related executive compensation tables.

[2] This column reflects the aggregate grant date fair value for stock unit awards during fiscal 2019, computed in accordance with FASB ASC 718. All stock awards reported in this column were granted in fiscal 2019. The following directors had outstanding stock unit awards as of fiscal 2019 year-end: Ms. Bohutinsky (11,745), Mr. John J. Fisher (11,745), Mr. William Fisher (21,118), Ms. Gardner (21,118), Ms. Goren (21,118), Mr. Martin (21,118), Mr. Montoya (21,118), Mr. O'Neill (15,863), Ms. Reese (11,745), and Mr. Shattuck (29,040). For the period during which the payment of these awards is deferred (see "Equity Compensation", above), they will earn dividend equivalents which are reinvested in additional units annually. Mr. Goldner did not have any outstanding stock unit awards as of fiscal 2019 year-end. Please refer to Note 10, "Share-Based Compensation," in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 17, 2020 for the relevant assumptions used to determine the valuation of our stock awards.

[3] No stock options were granted to our directors in fiscal 2019. None of our non-employee directors had outstanding option awards as of fiscal 2019 year-end.

[4] Amounts in this column primarily consist of Company matching contributions under the Company's Gift Match Program (see "Expense Reimbursement and Other Benefits," above).

[5] Mr. Goldner did not stand for reelection on May 21, 2019.

PROPOSAL NO. 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee of the Board of Directors has selected Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending January 30, 2021. Deloitte & Touche LLP (or its predecessor firm) has been retained as our independent registered public accounting firm since 1976. If shareholders fail to ratify the selection of Deloitte & Touche LLP, the Audit and Finance Committee will reconsider the selection. If the selection of Deloitte & Touche LLP is approved, the Audit and Finance Committee, in its discretion, may still direct the appointment of a different independent auditing firm at any time and without shareholder approval if the Audit and Finance Committee believes that such a change would be in the best interests of the Company and our shareholders.

>  THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "**FOR**" THE SELECTION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Representatives of Deloitte & Touche LLP are expected to be present, available to make statements, and available to respond to appropriate shareholder questions at the 2020 Annual Meeting.

Principal Accounting Firm Fees

The following table sets forth the aggregate fees paid and accrued by us for audit and other services for the fiscal years ended February 1, 2020 and February 2, 2019 that were provided by our principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (collectively "Deloitte & Touche").

FISCAL YEAR 2019 AND 2018 ACCOUNTING FEES

Fees (see notes below)	Fiscal Year 2019		Fiscal Year 2018	
Audit Fees	$	5,212,200	$	5,185,400
Audit-Related Fees		2,065,003		208,521
Tax Fees		525,900		941,700
All Other Fees		577,042		86,895
Total	$	8,380,145	$	6,422,516

"**Audit Fees**" consists of fees for professional services rendered in connection with the integrated audit of our consolidated annual financial statements and internal controls over financial reporting, the review of our interim condensed consolidated financial statements included in quarterly reports, and the audits in connection with statutory and regulatory filings or engagements.

"**Audit-Related Fees**" consists primarily of fees for professional services rendered in connection with the audit of our employee benefit plans, audit procedures required by store leases and capital verification reports. In fiscal year 2019, includes approximately $1.8 million of fees related to the separation of Old Navy, which, in January 2020, we announced we would no longer pursue.

"**Tax Fees**" consists of fees billed for professional services rendered for tax compliance and tax advice. These services include assistance regarding federal, state and international tax compliance, and competent authority proceedings.

"**All Other Fees**" consists of Deloitte subscription fees and fees for non-audit services related to product sourcing consulting.

The Audit and Finance Committee approves the terms, including compensation, of the engagement of our independent registered public accounting firm on an annual basis, and has a policy requiring pre-approval of all services performed by the firm. This policy requires that all services performed by Deloitte & Touche, whether audit or non-audit services, must be pre-approved by the Audit and Finance Committee or a designated member of the Audit and Finance Committee, with any such services reported to the entire Audit and Finance Committee at the next scheduled meeting.

Rotation

The Audit and Finance Committee periodically reviews and evaluates the performance of Deloitte & Touche's lead audit partner, oversees the required five-year rotation of the lead audit partner responsible for our audit and, through the Committee's Chair as representative of the Audit and Finance Committee, reviews and considers the selection of the lead audit partner. In addition, the Audit and Finance Committee periodically considers whether there should be a rotation of the independent registered public accounting firm. At this time, the Audit and Finance Committee and the Board believe that the continued retention of Deloitte & Touche to serve as our independent registered public accounting firm is in the best interests of the Company and our shareholders.

Report of the Audit and Finance Committee

The Audit and Finance Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of the Company's financial statements, the adequacy of internal controls, compliance with legal and regulatory requirements, the qualifications and independence of the independent registered public accounting firm and the performance of its audits, the performance of the Internal Audit function, the effectiveness of the corporate compliance program, finance matters, and such other duties as directed by the Board of Directors. The Committee operates under a written charter (available at www.gapinc.com, follow the Investors, Governance, Audit and Finance Committee Charter links) adopted by the Board of Directors. The Committee is composed exclusively of directors who are independent under New York Stock Exchange listing standards and Securities and Exchange Commission rules.

The Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended February 1, 2020 with the Company's management. In addition, the Committee has discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm, the matters required to be discussed by the applicable Public Company Accounting Oversight Board and Securities and Exchange Commission requirements.

The Committee also has received the communications, including written disclosures and the letter from Deloitte & Touche LLP, required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Committee concerning independence, and the Committee has discussed the independence of Deloitte & Touche LLP with that firm.

Based on the Committee's review and discussions noted above, the Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended February 1, 2020 for filing with the Securities and Exchange Commission.

Mayo A. Shattuck III (Chair)
Amy Bohutinsky
Tracy Gardner (Committee member until March 2020)
Isabella D. Goren

Notwithstanding anything to the contrary in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate this Proxy Statement or future filings with the Securities and Exchange Commission, in whole or in part, this report shall not be deemed to be incorporated by reference into any such filing.

PROPOSAL NO. 3 — ADVISORY VOTE ON THE OVERALL COMPENSATION OF THE GAP, INC.'S NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Securities Exchange Act, the Company is providing shareholders with an annual advisory (non-binding) vote on the overall compensation of our named executive officers. Accordingly, the following resolution will be submitted for a shareholder vote at the 2020 Annual Meeting:

"RESOLVED, that the shareholders of The Gap, Inc. (the "Company") approve, on an advisory basis, the overall compensation of the Company's named executive officers, as described in the Compensation Discussion and Analysis section, the accompanying compensation tables, and the related narrative disclosure pursuant to Item 402 of Regulation S-K, set forth in the Proxy Statement for this Annual Meeting".

The Board and the Compensation and Management Development Committee, which is comprised entirely of independent directors, will consider the outcome of the shareholders' non-binding advisory vote when making future executive compensation decisions.

As described in detail under the section entitled "Compensation Discussion and Analysis," our executive compensation program is designed to provide the level of compensation necessary to attract and retain talented and experienced executives, and to motivate them to achieve short-term and long-term goals, thereby enhancing shareholder value and creating a successful company. We are committed to tie pay to performance and continue to believe our executive compensation program meets each of our compensation objectives.

We received approximately 57% of all votes cast in support of the overall compensation of our executives at our 2019 Annual Meeting of Shareholders. This was a departure from prior years, where support ranged from 97% to over 99%. Given the lower vote in support of the overall compensation of our executives at our 2019 Annual Meeting of Shareholders, we broadened our shareholder outreach during fiscal 2019 and conducted outreach to shareholders representing approximately 45% of our total shares outstanding, which does not include approximately 43% of the outstanding shares that are owned by members of the Fisher family.

The Compensation and Management Development Committee made certain changes to our compensation program and practices as a result of the feedback we received from our stockholders. These changes are described in "Executive Compensation and Related Information—Compensation Discussion and Analysis—Executive Summary—Listening to our Shareholders".

Shareholders are encouraged to read the "Compensation Discussion and Analysis" section of this Proxy Statement, the accompanying compensation tables, and the related narrative disclosures, which more thoroughly discuss how our compensation policies and procedures implement our compensation philosophy. It is expected that the next advisory vote on the compensation of our named executive officers will occur at the 2021 Annual Meeting.

 THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE TO APPROVE, ON AN ADVISORY BASIS, THE OVERALL COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS BY VOTING "**FOR**" THIS RESOLUTION.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation Discussion and Analysis

This Compensation Discussion & Analysis explains the key elements of our executive compensation program and compensation decisions for our named executive officers ("Executives"). The Compensation and Management Development Committee of our Board of Directors (the "Committee") oversees these programs and determines compensation for our Executives.

INTRODUCTION

In this Compensation Discussion and Analysis, we discuss the following:

EXECUTIVE SUMMARY

2019 Leadership Changes and Key Events

- In February 2019, we announced a plan to separate the Company into two independently publicly-traded companies.

- Also in February 2019, we announced a plan to restructure our fleet of specialty stores and revitalize the Gap brand, including closing about 230 specialty stores during fiscal 2019 and fiscal 2020.

- In March 2019, we acquired select assets of Gymboree Group, Inc. related to Janie and Jack, a premium children's clothing brand, through a bankruptcy auction, and welcomed Janie and Jack into our portfolio of brands.

- In November 2019, our CEO, Mr. Peck, was terminated and Robert J. Fisher, the Company's then chairman of the board of directors, began serving as the Company's President and CEO on an interim basis. Mr. Fisher did not receive any additional compensation for services provided as our Interim President and CEO. Our Chief Financial Officer, our Global General Counsel and our President and CEO, Banana Republic, each took on additional responsibilities, resulting in a streamlined leadership structure.

- In January 2020, we canceled our plan to separate into two independently publicly-traded companies, and Neil Fiske, President and CEO, Gap brand departed the Company.

- In March 2020, Sonia Syngal, the President and CEO of Old Navy, became the Company's President and CEO and Katrina O'Connell became the Company's CFO. Mr. Fisher continues his role as a director of the Company and Teri List-Stoll, the Company's CFO until March 2020, will be departing the Company after a transition period.

- In 2020, we are facing a period of uncertainty regarding the potential impact of coronavirus disease (COVID-19) on both our projected customer demand and supply chain. At this time, many of our Company-owned and franchise stores globally have been temporarily closed or are operating with reduced store hours due to COVID-19 mitigation efforts. We expect material impacts from the evolving COVID-19 pandemic, including further spread in other regions, meaningful deterioration from current trends, and potential disruption from any supply chain impacts.

- During this challenging economic environment we are focused on strengthening our financial liquidity and flexibility, while leveraging the extensive experience of the leadership team to manage through the disruption brought on by COVID-19 and continuing to build towards the future. These actions align with our longer-term strategic objectives to support the growth of Old Navy and Athleta by strengthening our omni and data capabilities, as well as improving profitability by optimizing our inventory management and operating efficiency.

Business Performance & Pay

- During 2019, financial performance was below expectations. Net sales declined 1%, as growth from the addition of Janie and Jack, 2% net sales growth at Old Navy Global, and 11% net sales growth at Athleta were offset by declines in Gap Global, largely due to specialty fleet restructuring actions. Operating income also declined, largely driven by gross margin declines at Old Navy and due to separation-related costs, flagship impairment charges, and specialty fleet restructuring costs, partially offset by a gain on the sale of a building.

- While we executed against significant strategic and operational initiatives in 2019, given the timing of these initiatives, the impact on our 2019 financial performance was limited. In 2019, financial performance did not meet our expectations and our stock price declined significantly. These results had a direct impact on the compensation of our Executives in 2019: there were no bonus payouts for any of our Executives; our LGP awards with a 2017-2019 performance period paid out at a reduced level; and the maximum shares that can be earned under our 2019 LGP awards cannot exceed 67% of target, even if target achievement is met in future periods (a detailed description of this performance-based equity is further described in "Elements of Compensation—Long-Term Incentives"). In addition, our CEO, Mr. Peck, was terminated without cause in November 2019, which resulted in the cancellation of all shares under his June 2018 grant. We conducted significant extensive shareholder outreach following the disappointing results of last year's Say-on-Pay vote and made adjustments to our 2020 executive compensation as a result of feedback we received from shareholders, which is further described below in "Listening to our Shareholders".

NAMED EXECUTIVE OFFICERS AND ROLES IN FISCAL 2019

    

| **Robert Fisher**, Interim President & Chief Executive Officer, Gap Inc. | **Teri List-Stoll**, Executive Vice President & Chief Financial Officer, Gap Inc. | **Mark Breitbard**, President & Chief Executive Officer, Banana Republic | **Julie Gruber**, Executive Vice President, Global General Counsel & Chief Compliance Officer, Gap Inc. | **Sonia Syngal**, President & Chief Executive Officer, Old Navy |

LISTENING TO OUR SHAREHOLDERS

Our Committee is comprised solely of experienced independent directors and has established effective means for communicating with shareholders. The Committee is very interested in the ideas and concerns of our shareholders regarding executive compensation and considers the Say-on-Pay vote when assessing our compensation practices. Our shareholders also have the opportunity to cast a non-binding advisory vote on executive compensation at our Annual Meeting ("Say-on-Pay vote"). In addition, on an annual basis, we conduct outreach to some of our largest shareholders as another means to hear about ideas and concerns from our shareholders.

At our 2019 Annual Meeting, our Say-on-Pay vote was approved by 57% of shareholder votes. This was a departure from prior years, which ranged from 97% to over 99%. Given the lower Say-on-Pay vote at our 2019 Annual Meeting, we broadened our shareholder outreach in anticipation of our 2020 Annual Meeting and conducted outreach to shareholders representing approximately 45% of our total shares outstanding, which does not include the 43% of the outstanding shares owned by members of the Fisher family. In addition, we will be conducting further shareholder outreach following the 2020 Annual Meeting. Based on shareholder outreach conducted during the 2019 and 2020 proxy seasons, we believe that this lower support was in large part due to a one-time grant of restricted stock units made to our former CEO in June 2018. The Board approved this grant in light of significant organizational and strategic changes we were making under his leadership, and to create further alignment with shareholder interests. In November 2019, Mr. Peck was terminated without cause and all 345,303 shares under his June 2018 grant were canceled.

In response to concerns expressed by our shareholders in connection with our long-term incentive program, Management and the Committee spent time during fiscal 2019 to consider modifications to the program, including the performance metrics used. As a result, we aligned on certain changes to our compensation program and practices, as summarized in the following table. We believe these changes will further tie executive pay to company performance. As in prior years, we continued to set rigorous goals and align pay delivery with performance. We also continue to put executive compensation to an advisory shareholder vote annually.

What We Heard	Changes Made in Response
One-Time Time-Based Restricted Stock Unit Grant ➢ Concerns with the one-time time-based restricted stock units granted to Mr. Peck. In June 2018, as the Company was in a critical phase within its transformation, the Committee, in consultation with the Board of Directors, determined it was crucial to retain Mr. Peck as well as increase his ownership stake in the Company to create further alignment with shareholder interests. In light of this, we granted restricted stock units to Mr. Peck covering 345,303 shares. The stock units would have cliff vested 100% after 3 years and he must have held the net shares issued upon vesting for an additional year.	✓ For fiscal 2020, the Company has made long-term incentive design changes, moving to a value-based approach with a set equity mix, ensuring that a majority of long-term incentives granted to all Executives will be performance-based. We also note that all of Mr. Peck's 345,303 shares under his June 2018 grant were forfeited in connection with his termination.
Performance Metrics ➢ Concerns that the performance stock and bonus plan are both predicated on annually set earnings goals.	✓ The current Long-Term Growth program (LGP) is based on two performance metrics: (i) average attainment of separate annual earnings goals that are established each year over three years, measured at the division level for those with division responsibilities and the corporate level for those with Company- wide responsibilities, and (ii) attainment of a three-year cumulative Company earnings goal set at the beginning of the same three-year period. For fiscal 2020, performance stock awards to Executives are expected to be based on: (i) attainment of a multi-year cumulative earnings goal, measured at the company level, and (ii) a multi-year relative total shareholder return modifier. Accordingly, the stock awards will no longer be based on annual earnings goals.

CEO COMPENSATION SUMMARY

In November 2019, Mr. Peck was terminated from the position of President & CEO. As a result of Mr. Peck's termination, the restricted stock units granted to him in 2018 covering 345,303 shares were canceled. In addition, his fiscal 2017-2019, fiscal 2018-2020 and fiscal 2019-2021 LGP shares were canceled and his fiscal 2019 bonus was not earned. Mr. Peck received separation benefits based on his termination without cause, as required under his Post-Termination Benefits Agreement, which is further described in "2019 Potential Payments Upon Termination".

Robert Fisher, our then Chairman, assumed the additional role of Interim President & CEO of the Company while we conducted a search for a successor to Mr. Peck. Mr. Fisher continued to receive his regular director compensation as Chairman and a non-employee member of our Board of Directors, but he did not receive compensation for his additional responsibilities as Interim President & CEO.

FISCAL 2019 FORMER CEO COMPENSATION



15%	**84%**	**1%**
Salary	Long-Term Incentives	All Other Compensation

This chart reflects Reported Pay derived from the 2019 Summary Compensation Table for Mr. Peck, our former CEO.

CEO PAY—TOTAL REPORTED & REALIZED PAY

The chart below shows the actual compensation received by our former CEO from 2017 to 2019, and demonstrates that his realized pay was significantly lower than his reported pay for all years during this period because his compensation was at risk.

Former CEO—Reported & Realized Pay



Reported Pay is the compensation described in the 2019 Summary Compensation Table, as well as the Summary Compensation Tables contained in our 2017 and 2018 proxy statements. Realized Pay is compensation actually received by the CEO, including salary, net spread on stock option exercises, vested full value awards, and all other compensation amounts realized during the period. For comparison purposes, Realized Pay includes annual incentive payouts for the year earned as in Reported Pay. Realized Pay excludes the value of unearned and unvested performance shares, including outstanding LGP awards, which will not actually be received, if earned, until a future date.

COMPENSATION GOVERNANCE

Overall, we believe that our fiscal 2019 executive compensation program met each of our compensation objectives and continues to demonstrate our strong commitment to pay for performance. The table below highlights key compensation practices – both the practices we believe support strong governance principles and the practices we have not implemented because we do not believe they would serve our shareholders' long-term interests.

What we do	What we don't do
✓ **Pay for Performance** We tie pay to performance. Our ongoing compensation programs are heavily weighted toward performance with limited perquisites.	✕ **No Long-Term Employment Agreements with Guarantees** We do not have employment contracts of defined length with our Executives or multi-year guarantees for base salary increases, bonuses or equity compensation.
✓ **Tally Sheets** We review tally sheets, which are intended to summarize key elements of total compensation and potential wealth accumulation, for our Executives prior to making annual compensation decisions.	✕ **No Golden Parachute Tax Gross-Ups** None of our Executives are entitled to tax gross-up payments other than for relocation- and international assignment-related payments or services that are business-related and also generally available to other employees.
✓ **Recoupment Policy** We have an incentive compensation recoupment ("clawback") policy covering our Executives.	✕ **No Repricing or Cash-out of Underwater Options** We have not repriced or cashed-out underwater stock options nor are we able to do so without shareholder approval.
✓ **Culture of Ownership** We have executive stock ownership requirements that we review on a regular basis and revise as needed.	✕ **No SERP or Executive Pension Plan** We do not have a supplemental executive retirement plan ("SERP") or executive pension plan.
✓ **No Hedging** We prohibit Executives from engaging in any hedging or publicly-traded derivative transactions in Company stock.	✕ **No Change in Control Severance Arrangements or Single Trigger** We do not have severance arrangements specific to a change in control or that provide for single trigger vesting.
✓ **No Pledging** We prohibit Executives from pledging Company stock as collateral for a loan or for any other purpose.	✕ **No Material Compensation Risk** We do not have incentive compensation arrangements for Executives that create potential material risk for the Company, based on a risk assessment conducted by the Company.
✓ **Independent Compensation Consultant** The Committee uses an independent compensation consulting firm, Frederic W. Cook & Co., Inc. The firm does not provide any other services to the Company.	✕ **No Dividends on Unearned Performance Awards** We do not pay dividends on unearned performance awards.
✓ **Maximum Award Amounts** The Committee establishes caps on incentive payouts with an appropriate balance between long-term and short-term objectives.	

COMPENSATION OBJECTIVES

Our fiscal 2019 compensation program is intended to align total compensation for executives with the short and long-term performance of the Company, while enabling us to attract and retain executive talent. Specifically, the program is designed to:

- Support a performance-oriented culture;
- Support our business strategy by motivating and rewarding achievement of short and long-term objectives, as well as individual contributions;
- Attract and retain executive talent;
- Link executive rewards to shareholder returns; and
- Promote a culture of executive stock ownership.

Our program rewards executives for the achievement of corporate and divisional financial and non-financial objectives, for their individual contributions to these results, and for optimizing long-term returns to shareholders. The majority of each executive's total compensation opportunity is weighted toward incentive compensation tied to the financial performance of the Company and aligned to the long-term return to our shareholders. When we do not achieve targeted performance levels and/or our stock price does not appreciate, compensation that can be realized by our executives is substantially reduced. When we exceed targeted performance levels and/or our stock price appreciates, compensation that can be realized by our executives is substantially increased. We believe that this is the most effective means of aligning executive pay with our shareholders' interests.

ELEMENTS OF COMPENSATION

The main elements of our fiscal 2019 executive compensation program are:

- Base salary;
- Annual cash incentive bonus;
- Long-term incentives; and
- Benefits and limited perquisites.

We have chosen these elements because we believe each supports achievement of one or more of our compensation objectives, and that together they have been and will continue to be effective in this regard. The use and weight of each compensation element is based on the judgment of the Committee regarding the importance of each compensation objective in supporting our business and talent strategies, as well as the structure of these elements for executives at other companies. Base salary, benefits and perquisites represent less than half of each Executive's potential compensation at target performance levels, to emphasize the importance of performance-based compensation.

BASE SALARY

Base salaries are set at a level that the Committee believes will effectively attract and retain top talent, considering the factors described below under "Compensation Analysis Framework". In addition, the Committee considers the impact of base salary changes on other compensation components where applicable. The Committee reviews base salaries for Executives in the first fiscal quarter, and as needed in connection with promotions or other changes in responsibilities. The table below summarizes base salaries during fiscal 2019, and changes that occurred during the year.

Name	Base Salary on 2/2/2019	Base Salary on 2/1/2020	Comments
Robert Fisher	N/A	$ —	Following Mr. Peck's termination, Mr. Fisher stepped in to serve as Interim President & CEO, but did not receive compensation for this interim role. Mr. Fisher's compensation as Chairman of the Board is further described in "Proposal No. 1 — Election of Directors—Compensation of Directors".
Teri List-Stoll	$ 925,000	$ 925,000	Following Mr. Peck's termination Ms. List-Stoll continued to lead Finance, IT and Real Estate and assumed interim leadership for the Separation Project Management Office and Global Supply Chain, while we conducted a search for the successor of Mr. Peck. During the duration of this interim assignment, given her broadened scope of responsibility, Ms. List-Stoll received a salary supplement of $20,000 per month starting in November 2019, which is paid quarterly starting February 2020 and is further described below in "Other Compensation Actions".
Mark Breitbard	$ 950,000	$ 950,000	Following Mr. Peck's termination, Mr. Breitbard assumed interim leadership for all brands, excluding Old Navy, and the customer teams, while we conducted a search for the successor to Mr. Peck. During the duration of this interim assignment, given his broadened scope of responsibility, Mr. Breitbard received a salary supplement of $25,000 per month starting in November 2019, which is paid quarterly starting February 2020 and is further described below in "Other Compensation Actions".
Julie Gruber	$ 680,000	$ 700,000	Salary was increased in November 2019 in light of expanded responsibilities and to improve competitiveness. Following Mr. Peck's termination, Ms. Gruber continued to lead Legal, Compliance, Government Affairs and Corporate Administration and assumed interim leadership for Human Resources, Communications, Loss Prevention, Foundation and Sustainability, while we conducted a search for the successor of Mr. Peck. During the duration of this interim assignment, given her broadened scope of responsibility, Ms. Gruber received a salary supplement of $20,000 per month starting in November 2019, which is paid quarterly starting February 2020 and is further described below in "Other Compensation Actions".
Sonia Syngal	$ 1,100,000	$ 1,100,000	
Former Executives			
Art Peck	$ 1,550,000	N/A	Mr. Peck was terminated in November 2019 and did not receive a pay increase during fiscal 2019.
Neil Fiske	$ 950,000	N/A	Mr. Fiske was terminated in January 2020 and did not receive a pay increase during fiscal 2019.

ANNUAL CASH INCENTIVE BONUS

Fiscal 2019 Annual Bonus

For fiscal 2019, consistent with our philosophy of aligning Executive pay to performance, no annual bonuses were paid for all Executives.

In setting the fiscal 2019 annual bonus structure, the Committee considered our business and talent priorities, as well as the factors described below under "Compensation Analysis Framework". We determined that there was a need to incent achievement of objectives related to our performance culture and corporate objectives, in addition to our financial objectives, to successfully position the Company for long-term success. To support this goal, the Committee approved the annual cash incentive structure, which emphasizes financial results for the fiscal year and comprised 70% of the total opportunity, and accomplishments related to our performance culture and corporate objectives, which comprised 30% of the total opportunity. The table below describes the target annual bonus and potential payout range for each Executive.

Mr. Fisher did not participate in the bonus program and has been excluded from the table below.

The annual incentive bonus was based on two components:

1. *Financial Performance Component.* 70% of the total opportunity was based on the financial performance of the Company or a division of the Company; of this, 100% was based on earnings, given the importance of accountability for operating results, except for the Old Navy division, for which 75% was based on earnings and 25% on net sales, to drive top-line focus.

2. *Performance Culture/Corporate Objectives Component.* 30% of the total opportunity was based on demonstration of performance behaviors and achievement of corporate objectives. Gap Inc. earnings threshold must be met in order for this component to fund.

Name	Target Percentage of Base Salary	Potential Payout Range as a Percentage of Target
Teri List-Stoll	100%	0 – 200%
Mark Breitbard	125%	0 – 200%
Julie Gruber	80%	0 – 200%
Sonia Syngal	125%	0 – 200%
Former Executives		
Art Peck	175%	0 – 200%
Neil Fiske	125%	0 – 200%

Bonus payments are generally made under the Executive Management Incentive Compensation Award Plan, which has been approved by our shareholders. For fiscal 2019, the Committee set a minimum performance goal that needed to be achieved before payment of any bonus. Satisfaction of this goal established the maximum bonus that could be paid to each Executive (equal to the maximum set forth in the table above), subject to downward adjustment by the Committee based on achievement of the financial and performance culture/corporate objective goals and other factors determined by the Committee in its sole discretion. For fiscal 2019, this goal was positive net income, as adjusted for changes in accounting principles, acquisitions and dispositions, employee termination benefits, termination of real estate leases, legal claims, and certain business interruptions, as applicable. The Committee determined that this minimum performance goal for fiscal 2019 had been achieved. The Committee then used negative discretion to determine the actual payout to each Executive based on performance against the financial goals as described below, as well as a qualitative assessment of individual performance.

Financial Performance Component

The Committee approved threshold, target and maximum performance funding goals at the beginning of the performance period for the financial performance component. Payouts would be made under the financial performance component only if threshold goals are achieved.

Bonuses for fiscal 2019 financial performance were based solely on earnings before interest and taxes ("earnings") for each Executive, except Ms. Syngal. For Ms. Syngal earnings were weighted 75%, and net sales were weighted 25%. Earnings and/or net sales were used to measure Company or division performance, depending on the Executive's scope of responsibility, in both cases subject to potential adjustment for certain pre-established items that are unusual in nature or infrequently occur. An earnings measure was either the sole measure or weighted more heavily because the Committee believed that earnings should continue to be a primary focus of Executives and is a good measure of actual operating performance within their control and accountability. The net sales measure for Old Navy was intended to drive top-line focus and to promote continued market share growth, which we believe provides an appropriate balance between cost management and top line performance.

The following table shows fiscal 2019 earnings goals and, in the case of Ms. Syngal, her net sales goals, expressed as a percentage of fiscal 2018 actual results. Goals for fiscal 2019 were set at realistic levels given our expected performance at the time they were established and were intended to provide a meaningful incentive for Executives to improve performance. Also shown are the actual weighted percentages achieved expressed, as a percentage of fiscal 2018 actual results after adjustments to exclude all costs directly associated with the separation, any restructuring costs and to normalize actuals against goals based on significant operating decisions, such as the acquisition of Janie and Jack and changes to accounting or allocation methodologies. No additional adjustments to the results were made other than neutralization of foreign exchange rate fluctuations.

Mr. Peck, who was terminated from the Company in November 2019, and Mr. Fiske, who was terminated from the Company in January 2020, were not eligible to receive a payout and have been excluded from the table below. Mr. Fisher did not participate in the bonus program and did not receive a payout.

| | | 2019 Earnings / Net Sales Goals as a Percentage of Fiscal 2018 Actual Earnings / Net Sales | | | Actual Fiscal 2019 Percentage Achieved After Adjustments | |
Name	Company / Division	Threshold	Target	Maximum	Earnings	Net Sales
Teri List-Stoll	Gap Inc.	85.5%	101.4%	104.9%	78.4%	N/A
Mark Breitbard	Banana Republic	87%	102.4%	106.5%	77.8%	N/A
Julie Gruber	Gap Inc.	85.5%	101.4%	104.9%	78.4%	N/A
Sonia Syngal	Old Navy	84.7% / 105.3%	99.7% / 107.3%	102.7% / 109.3%	81.0%	102.0%

(1) Gap Inc. and Banana Republic's financial component is comprised of 100% earnings and Old Navy's financial component is comprised of 75% earnings and 25% revenue.

Performance Culture/Corporate Objectives Component

A portion of the Executives' bonuses were based on progress towards company separation and demonstration of performance behaviors. As with the Financial Component, the Committee approved threshold, target and maximum performance funding goals for the performance culture/corporate objectives component based on Gap Inc. earnings at the beginning of the performance period. Payouts would be made under the performance culture/business objectives component only if threshold goals are achieved. The funding would then be adjusted based on a subjective assessment of progress towards corporate objectives and demonstration of the company or division's performance behaviors that lead to a high performing culture.

The following table shows the 2019 threshold, target and maximum Gap Inc. earnings goals expressed as a percentage of 2018 actual results. The threshold, target and maximum goals for 2019 were set at realistic levels given our expected performance at the time it was established and was intended to provide a meaningful incentive for Executives to improve performance. The Gap Inc. performance threshold must be met in order to fund, and the earnings threshold was not met. Also shown is the actual weighted percentage achieved expressed as a percentage of 2018 actual results after adjustments to exclude all costs directly associated with the separation, any restructuring costs and to normalize actuals against goals based on significant operating decisions such as the acquisition of Janie and Jack and changes to accounting or allocation methodologies. No other adjustments to the results were made other than neutralization of foreign exchange rate fluctuations.

| | 2019 Earnings as a Percentage of Fiscal 2018 Actual Earnings | | | Actual Fiscal 2019 Percentage Achieved After Adjustments |
Company	Threshold	Target	Maximum	Earnings
Gap Inc.	85.5%	101.4%	104.9%	78.4%

Individual Performance Adjustment

Prior to determining the final bonus payout, if any, for each Executive, individual performance is assessed to determine if an adjustment is warranted. The CEO makes recommendations to the Committee for adjustments, if any, for Executives that report to him, and the Committee decides whether any adjustment is warranted for the CEO in a private session. In assessing each Executive's individual performance, any additional initiatives outside those described above, challenges that the Executive faced over the course of the year, and financial performance are considered in determining final payouts.

Actual Bonuses

For fiscal 2019, performance against earnings and/or net sales goals applicable to each Executive was below target levels for all Executives. Based on performance against financial goals, no Executive received a payout. Mr. Peck, who was terminated from the Company in November 2019, and Mr. Fiske, who was terminated from the Company in January 2020, were not eligible to receive a payout and have been excluded from the table below. Mr. Fisher did not participate in the bonus program and did not receive a payout.

The following table describes the calculation that led to no bonuses being paid in fiscal 2019 for each eligible Executive.

Name	Base Salary[1]	x	Target Percentage of Base Salary	x (	Actual Percentage Achieved: Financial Performance Component	x Weight	+	Actual Percentage Achieved: Performance Culture/ Business Objectives Component	x Weight	) =	Funded Bonus	+	Individual Adjustment	=	Actual Bonus
Teri List-Stoll	$ 925,000	x	100%	x (	—%	x 70%	+	—%	x 30%	) = $	—	+ $	—	= $	—
Mark Breitbard	$ 950,000	x	125%	x (	—%	x 70%	+	—%	x 30%	) = $	—	+ $	—	= $	—
Julie Gruber	$ 684,944	x	80%	x (	—%	x 70%	+	—%	x 30%	) = $	—	+ $	—	= $	—
Sonia Syngal	$ 1,100,000	x	125%	x (	—%	x 70%	+	—%	x 30%	) = $	—	+ $	—	= $	—

[1] Base salaries are prorated based on any changes during the fiscal year.

LONG-TERM INCENTIVES

Stock-based long-term incentives align executive compensation and shareholder returns. Unlike some of the members of our peer group, we do not have a pension plan, and we rely on long-term incentives to provide a substantial percentage of each Executive's potential retirement savings. Long-term incentives have typically consisted of stock options, stock units or performance shares. We have a mix of different grant types for executives to balance performance focus and potential compensation-related risk, but at least half of our regular annual grant value is intended to be in the form of performance shares for performance-based long-term pay delivery and shareholder value alignment.

It has been our practice to grant long-term incentives to Executives on an annual basis, usually in the first quarter of each fiscal year. This timing was selected because it follows the release of our annual financial results and completion of annual compensation reviews. We also grant long-term incentives on other dates to newly hired Executives and periodically in connection with promotions or for special recognition and retention. Grants are typically approved by the Committee at a meeting and are effective on the meeting date. However, the effective date for new hires is no earlier than the first day of employment. Stock-based awards are granted under our 2016 Long-Term Incentive Plan, which was approved by our shareholders.

In determining the fiscal 2019 long-term incentive structure and award amounts, the Committee considered the factors described below under "Compensation Analysis Framework," including a review of market data for comparable positions and each individual's accumulated vested and unvested awards, current and potential realizable value over time using stock appreciation assumptions, vesting schedules, comparison of individual awards between Executives and in relation to other compensation elements, shareholder dilution and accounting expense.

Stock Options

We believe stock options focus Executives on managing the Company from the long-term perspective of an owner. Stock options provide value to the recipient only if the price of our stock increases. All stock options granted to Executives during fiscal 2019 had an exercise price equal to 100% of the closing price of our stock on the date of grant or, for premium options, 110% of the closing price of our stock on the date of grant. The stock option grants received by our Executives are described in more detail in "2019 Grants of Plan-Based Awards".

Stock options typically vest based on continued service at a rate of 25% annually beginning one year from the grant date, which we have determined helps meet our retention objectives. We have also used other vesting schedules to align with timing of compensation being forfeited at a prior employer for new hires or to align with critical retention periods. Stock options are typically granted with a maximum term of ten years, and vested options are normally exercisable for three months following employment termination. Vesting is generally accelerated upon death, disability or retirement if the stock options are held for at least one year.

Stock Units and Performance Shares

A portion of long-term incentives is delivered in units representing full-value shares of our stock to drive performance, promote retention and foster a long-term ownership perspective. Unlike stock options, full-value share awards, in combination with stock ownership requirements, subject Executives to the same downside risk experienced by shareholders but still encourage retention if our stock price does not appreciate, and help to focus Executives on sustaining the value of the Company. In general, we believe the grant or vesting of a significant percentage of full-value shares for Executives should be based on performance against annual or long-term objectives unless they are made to offset compensation from prior employment in the case of new hires. However, to balance our performance, retention, and ownership objectives, in the past we have granted stock units or other full-value shares that vest only for continued service with the Company, and we may do so in the future. The stock unit grants received by our Executives are described in more detail in "2019 Grants of Plan-Based Awards".

Stock units that are granted to Executives are normally scheduled to vest over three or four years, although the schedule may differ based on critical retention or performance periods, or the vesting of compensation being forfeited at a prior employer for new hires. Executives generally must be employed on the vesting date or awards are forfeited. Vesting is generally accelerated upon death, disability or retirement if the awards are held for at least one year and any performance conditions have been previously satisfied. Additional circumstances under which vesting of long-term incentives may be accelerated are described in "2019 Potential Payments Upon Termination".

LGP (Long-Term Growth Program)

Executives were eligible to participate in the LGP, which was intended to promote sustained improvement in financial performance and long-term value creation for shareholders, while recognizing the inherent difficulty in setting long-term performance goals in the volatile retail industry. The key features of the program are described below:

- Each Executive was eligible to receive an annual performance share award. Performance shares give the Executive the right to receive a number of shares of our stock based on achievement against performance goals during a specified three-year performance period, subject to certain service requirements. Actual shares paid out, if any, will vary based on achievement of the performance goals.

- The number of actual shares that an Executive may earn after the end of three years is based on two performance metrics: (i) average attainment of separate annual earnings goals that are established each year over three years, measured at the division level for those with division responsibilities and the corporate level for those with Company-wide responsibilities, and (ii) attainment of a three-year cumulative Company earnings goal set at the beginning of the same three-year period. The potential payout range as a percentage of the target award based on average annual earnings attainment is 0% to 250%. The award is modified up or down by up to 20% (for a maximum opportunity of 300% of target) based on the level of attainment of the cumulative Company earnings goal.

- 50% of the award is payable at the end of the three-year performance period, generally subject to continued service with the Company through the date that the Committee determines the number of shares that are earned, if any, and the remaining 50% will vest on the one-year anniversary of such determination date based on continued service with the Company.

The table below describes the potential payout range as a percentage of the target award for the fiscal 2019-2021 performance period. The target number of shares was determined using our closing stock price on the date of grant and a percentage of base salary. The performance share grants represent only an opportunity to earn actual shares of our stock for achievement of performance goals over three years. The associated amount listed in the 2019 Summary Compensation Table under Stock Awards is the grant date fair value for accounting purposes, which is the required disclosure under SEC rules, not necessarily the compensation that will be actually realized by each Executive. The same threshold, target, maximum earnings goals, and adjustments (except any favorable impact from the discretionary bonus reduction is excluded), described above under "Fiscal 2019 Annual Bonus" applied to the 2019 performance year under the LGP. The same minimum performance goal used for the fiscal 2019 annual bonus was also used for the LGP and established the maximum number of shares that could be paid to each Executive, subject to downward adjustment by the Committee based upon the achievement of the financial performance goals and other factors determined by the Committee in its sole discretion. We use earnings for both annual cash awards and performance-based long-term incentives because we believe that it is the best metric to drive shareholder value. The use of annual goals over a three-year period allows us to set realistic goals while focusing on overall long-term Company results. All payments are made in shares at vesting and dividends are not paid or accrued on unvested shares. Mr. Peck was terminated from the Company in November 2019 and is not eligible to receive a payout under his fiscal 2017, fiscal 2018 or fiscal 2019 awards. Mr. Fiske was terminated from the Company in January 2020 and is not eligible to receive a payout under his fiscal 2019 award. Mr. Fisher did not participate in the LGP program and has been excluded from the table below.

	Fiscal 2019 Award Potential Payout		
Name	Target Percentage of Base Salary	Target Number of Performance Shares	Potential Payout Range as Percentage of Target Shares
Teri List-Stoll	180%	65,140	0 – 300%
Mark Breitbard	275%	102,210	0 – 300%
Julie Gruber	120%	31,924	0 – 300%
Sonia Syngal	275%	118,348	0 – 300%
Former Executives			
Art Peck	550%	333,528	0 – 300%
Neil Fiske	275%	102,210	0 – 300%

The following table describes the actual achievement levels and actual shares for the LGP awards for the completed fiscal 2017-2019 performance period for each eligible Executive who was granted a fiscal 2017 award. Mr. Peck, who was terminated from the Company in November 2019, was not eligible to receive a payout since he did not complete the performance period and has been excluded from the table below. Mr. Fiske did not join the Company until 2018 and therefore was not granted a fiscal 2017 award.

		Fiscal 2017 Award Achievement					
Name	Target Shares	Year 1, Year 2, & Year 3 (2017-2019) Actual Percentage Achieved			Three Year Average	Actual Cumulative Company Earnings Goal Modifier	Actual Percentage Achieved[1]	Actual Shares[1]
Teri List-Stoll	66,907	188%	—%	0%	63%	-20%	50%	33,472
Mark Breitbard	83,759	—%	97%	0%	32%	-20%	26%	21,724
Julie Gruber	30,586	188%	—%	0%	63%	-20%	50%	15,301
Sonia Syngal	110,981	240%	—%	0%	80%	-20%	64%	71,141

[1] "Actual percentage achieved" is rounded for presentation and is the three-year average, decreased by the cumulative Company earnings goal modifier. "Actual shares" is the product of the target shares and the actual percentage achieved.

The table below describes, for each eligible Executive, the actual percentage achievement levels for the completed fiscal years under the LGP awards for the fiscal 2018-2020 and fiscal 2019-2021 performance periods. These outstanding awards are still subject to the remaining performance periods and the cumulative Company earnings goal over the same three-year performance period. Mr. Peck, who was terminated from the Company in November 2019, and Mr. Fiske, who was terminated from the Company in January 2020, were not eligible to receive a payout since they did not complete the performance period and have been excluded from the table below.

		Fiscal 2018 Award Achievement			Fiscal 2019 Award Achievement	
Name	Target Shares	Year 1 (2018) Actual Percentage Achieved	Year 2 (2019) Actual Percentage Achieved		Target Shares	Year 1 (2019) Actual Percentage Achieved
Teri List-Stoll	51,659	0%	0%		65,140	0%
Mark Breitbard	81,058	0%	0%		102,210	0%
Julie Gruber	25,318	0%	0%		31,924	0%
Sonia Syngal	93,856	0%	0%		118,348	0%

New Performance Share Award Program Starting Fiscal 2020

After fiscal 2019, no new grants will be made under the LGP. We will be transitioning to a new performance share award program with new metrics for Executives starting in fiscal 2020, which is described above in "Listening to Our Shareholders".

OTHER COMPENSATION ACTIONS

Mr. Peck was terminated in November 2019. Following Mr. Peck's departure, Mr. Fisher was appointed Interim President & CEO, Gap Inc. In January 2020, we announced that the Company no longer intends to separate Old Navy into a standalone public company. The Company's board of directors has appointed Ms. Syngal as CEO to oversee the full portfolio of brands and corporate strategy. During the search for our new CEO, four of the company's senior leaders were elevated to the newly formed Executive Committee reporting to Mr. Fisher.

Mr. Breitbard assumed leadership for all brands, excluding Old Navy, and the customer teams. During the duration of this interim assignment, Mr. Breitbard receives a salary supplement of $25,000 per month paid quarterly starting in November 2019, which is included in the 2019 Summary Compensation Table. Mr. Breitbard also received a stock unit grant of 29,000 shares and a premium stock option grant of 140,000 shares in light of expanded responsibilities following Mr. Peck's departure as President & CEO, as well as to position the retention value of his long-term incentives appropriately relative to other Executives and to create further alignment with shareholder interests. The premium stock options were granted at an exercise price equal to 110% of the closing price on the date of grant.

Ms. Gruber continued her role as global general counsel, corporate secretary and chief compliance officer, and assumed interim leadership for corporate administrative functions, which expands her responsibilities to include legal, corporate facilities and services, human resources and communications, loss prevention, sustainability, government affairs and foundation. During the duration of this interim assignment, Ms. Gruber receives a salary supplement of $20,000 per month paid quarterly starting in November 2019, which is included in the 2019 Summary Compensation Table. In addition, Ms. Gruber received stock unit grants of 30,000 shares and 28,600 shares, in March 2019 and August 2019, respectively, in light of expanded responsibilities, as well as to position the retention value of her long-term incentives appropriately relative to other Executives and to create further alignment with shareholder interests.

Ms. List-Stoll continued to lead Finance, IT and Real Estate and assumed interim leadership for the Separation Project Management Office and Global Supply Chain, while we conducted a search for the successor of Mr. Peck. During the duration of this interim assignment, Ms. List-Stoll receives a salary supplement of $20,000 per month paid quarterly starting in November 2019, which is included in the 2019 Summary Compensation Table.

Ms. Syngal continued to lead the Old Navy business and received a stock unit grant of 29,000 shares and a premium stock option grant of 140,000 shares. The premium stock options were granted at an exercise price equal to 110% of the closing price on the date of grant to position the retention value of her long-term incentives appropriately relative to other Executives and to create further alignment with shareholder interests.

BENEFITS AND PERQUISITES

Executives generally are eligible for the same health and welfare plans as other full-time Gap Inc. employees, including medical, dental, life and disability insurance, and retirement plans. Although not a significant part of total compensation, we also provide limited additional benefits and perquisites to our Executives, which we believe are reasonable and consistent with our overall compensation objectives. These perquisites and benefits include: financial planning services or an allowance to cover these services, as Executives typically have more complex financial planning requirements; participation in a deferred compensation plan that is offered to all highly compensated employees, as a means to help meet retirement savings goals; and matching charitable donations, up to certain annual limits, which are available to all employees. For Mr. Peck only and prior to his termination as President & CEO, we allowed limited personal use of a Company airplane at an amount not to exceed $150,000 per year based on the incremental cost to the Company in order to provide an efficient way for Mr. Peck to manage travel and time commitments.

The value of the benefits and perquisites received by our Executives are described in more detail in the footnotes to the 2019 Summary Compensation Table.

STOCK OWNERSHIP REQUIREMENTS FOR EXECUTIVE OFFICERS / HEDGING AND PLEDGING PROHIBITIONS

We have minimum stock ownership requirements for certain executive positions to more closely link executive and shareholder interests, to balance potential rewards and risks, and to encourage a long-term perspective in managing the Company. Each executive has five years from the date of his or her appointment to reach the requirement.

As of February 1, 2020, all Executives had either met the shares requirement in the table below or had remaining time to do so.

	Requirements (shares)
President & CEO, Gap Inc.	300,000
Brand President & CEO	75,000
Corporate Executive Vice President	40,000

Executives not meeting the requirement must retain 50% of their after-tax shares acquired through stock compensation programs until the requirement is reached.

For purposes of determining stock ownership levels, in addition to shares held directly, certain forms of equity interests in the Company count towards the stock ownership requirement, including non-performance-based stock units (vested or unvested). A complete description of the requirements, including a complete list of accepted forms of ownership, is located at www.gapinc.com (follow the Investors, Governance, Executive Stock Ownership links).

Our insider trading policy applicable to executives prohibits speculation in our stock, including short sales, hedging or publicly-traded option transactions. We also prohibit executives from pledging Company stock as collateral for a loan or for any other purpose. Our hedging policy is described in more detail in "Proposal No. 1 — Election of Directors—Corporate Governance—Stock Ownership Guidelines for Directors".

TERMINATION PAYMENTS

Various agreements, as described in more detail in "2019 Potential Payments Upon Termination", provide for severance benefits in the event of a termination of employment. These benefits were selected considering competitive conditions and customary practices at the time of their implementation. We have no severance arrangements specific to a change in control. Mr. Peck was terminated without cause from the position of CEO in November 2019 and Mr. Fiske was terminated without cause from his position of CEO and President, Gap brand in January 2020 and, as a result, the severance benefits detailed in "2019 Potential Payments Upon Termination" were provided in accordance to their respective agreements for post-termination benefits.

COMPENSATION ANALYSIS FRAMEWORK

The Committee reviews executive compensation at least annually. The Committee approaches executive compensation as part of the overall strategic framework for total rewards at the Company. This framework applies to all employees at the Company and reflects our global rewards principles, which include sharing in the success of the company, rewarding for performance, and being fair and equitable. The Committee's review includes base salary, annual incentives, long-term incentives and the value of benefits and perquisites. Each element is reviewed individually and in total using tally sheets, which are intended to summarize all elements of total actual and potential compensation and wealth accumulation. The tally sheets present the dollar value of each compensation component, including accumulated vested and unvested long-term incentive gains and potential gains using stock price assumptions, vesting schedules for long-term incentive awards, accumulated deferred compensation and potential termination-related payments.

The Committee also uses a summary of compensation data covering other companies to support its analysis. The Committee selected a broad spectrum of retail and consumer products companies for purposes of comparing market compensation levels (the "peer group") because we have both recruited from and lost executive talent to these industries in the past, and to ensure appropriate scope and complexity relative to the Company. In order to create a balance between Gap Inc.'s retail peers and other industry peers, two peer groups were used in 2019. The primary peer group was comprised with a retail industry focus and the secondary peer group contains a broader set of consumer-oriented companies. Because the size of the Gap Inc. peer group companies varies considerably, regression analysis is used where appropriate to adjust the compensation data for differences in Gap Inc. and division revenues. The peer groups are reviewed by the Committee each year. The peer groups used in 2019 were comprised of the companies listed below.

Primary Peer Group

Best Buy	Nordstrom	Tapestry, Inc.
Costco Wholesale	PVH Corporation	Target
eBay Inc.	Ralph Lauren	The TJX Companies, Inc.
L Brands Inc.	Ross Stores	V.F. Corporation
Levi Strauss	McDonald's Corporation	Williams-Sonoma, Inc.
Nike	Starbucks	

Secondary Peer Group

Colgate-Palmolive Company	General Mills, Inc.	Qurate Retail Group, Inc.
Coty Inc.	Kimberly-Clark	The Estee Lauder Companies, Inc.
Discovery, Inc.	Marriott International Inc.	The Kraft Heinz Company
Dr. Pepper Snapple Group, Inc.	Mondelez International, Inc.	Whirlpool Corporation
Expedia Group, Inc.	Newell Brands, Inc.	

The majority of the peer group provides compensation data through surveys conducted by Willis Towers Watson, an international consulting company. The surveys provide levels of base salary, annual incentives, and long-term incentive grant values in a summarized form, and we believe that this data provides a reasonable indicator of total compensation values for the peer group. This data is supplemented by information obtained through proxy statement disclosures and other public sources. The Committee uses the peer group data along with the tally sheet data as a frame of reference to inform compensation decisions, but compensation is not set to meet specific benchmarks or percentiles.

In conducting its analysis and determining compensation, the Committee also considers the following factors where relevant:

- Business and talent strategies;

- The nature of each Executive's role;

- Individual performance (based on specific financial and operating objectives for each Executive, as well as leadership behaviors);

- Future potential contributions by the Executive;

- Internal comparisons to other Executives;

- Internal consistency with our broad-based practices and programs;

- Comparisons of the value and nature of each compensation element to each other and in total; and

- Retention risk.

As described below, the Committee also considers management's recommendations and advice from the Committee's independent compensation consultant when appropriate. The Committee periodically reviews the accounting and tax implications of each compensation element, and shareholder dilution in the case of equity awards.

ROLE OF THE CEO AND COMPENSATION CONSULTANT

Generally, the CEO evaluates each Executive using relevant factors described above under "Compensation Analysis Framework" and makes recommendations to the Committee about the structure of the compensation program and individual arrangements. The CEO is generally present at Committee meetings when compensation, other than the CEO's own, is considered and approved. However, approval rests solely with the Committee.

The Committee has engaged Frederic W. Cook & Co. as its independent compensation consultant to advise the Committee periodically on the compensation program structure and individual compensation arrangements. The consultant was selected by the Committee and does not provide any other services to the Company. In addition, we have conducted a review of the Committee's relationship with its compensation consultant, and have identified no conflicts of interest. From time to time, the consultant attends Committee meetings, presents briefings on general and retail-industry compensation trends and developments, and is also available to the Committee outside of meetings as necessary. The consultant reports directly to the Committee, although the consultant meets with management from time to time to obtain information necessary to advise the Committee.

ACCOUNTING AND TAX CONSIDERATIONS

Accounting, tax and related financial implications to the Company and Executives are considered during the analysis of our compensation and benefits program and individual elements. Overall, the Committee seeks to balance attainment of our compensation objectives with the need to maximize current tax deductibility of compensation that may impact earnings and other measures of importance to shareholders. The Committee determined that the accounting and tax impacts described below were reasonable in light of our objectives.

In general, base salary, annual cash incentive bonus payments, and the costs related to benefits and perquisites are generally recognized as compensation expense at the time they are earned or provided. Share-based compensation expense is recognized in our consolidated statements of income for stock options, stock units, and performance shares.

Subject to the exceptions and limits below, we generally deduct for federal income tax purposes all payments of compensation and other benefits to Executives. We do not deduct deferred compensation until the year that the deferred compensation is paid to an Executive.

Section 162(m) of the Internal Revenue Code ("Section 162(m)") places a limit of $1 million on the amount of compensation that we may deduct as a business expense in any year with respect to certain of our most highly paid executive officers. Historically, there has been an exemption from this $1 million deduction limit for compensation payments that qualified as "performance-based" under Section 162(m). With the enactment of the 2017 Tax Cuts and Jobs Act, however, the performance-based compensation exemption has been eliminated, except with respect to certain grandfathered arrangements. While the Committee considers the deductibility of compensation as one factor in determining executive compensation, the Compensation Committee retains the discretion to award compensation that is not deductible as the Committee believes that it is in the best interests of our shareholders to maintain flexibility in our approach to executive compensation in order to structure a program that we consider to be the most effective in attracting, motivating and retaining key executives.

Section 4999 and Section 280G of the Internal Revenue Code provide that executives could be subject to additional taxes if they receive payments or benefits that exceed certain limits in connection with a change in control of the Company and that the Company could lose an income tax deduction for such payments. We have not provided any Executive with tax gross-ups or other reimbursement for tax amounts the Executive might be required to pay under Section 4999.

RECOVERY AND ADJUSTMENTS TO AWARDS

The Company's clawback policy for executive officers currently allows for the recoupment of cash and equity incentive compensation when the executive officer is terminated for cause or where all of the following factors are present: (a) the award was predicated upon the achievement of certain financial results that were subsequently the subject of a restatement, (b) in the Board's view, the executive officer engaged in fraud or intentional misconduct that was a substantial contributing cause to the need for the restatement, and (c) a lower award would have been made to the executive officer based upon the restated financial results. In each such instance, the Company will seek to recover the individual executive officer's entire annual bonus or award for the relevant period, plus a reasonable rate of interest. The Board is monitoring this policy to ensure that it is consistent with applicable laws, including any requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Compensation Committee Report

The Compensation and Management Development Committee (the "Committee") has reviewed and discussed this Compensation Discussion and Analysis with management. Based on the review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in our annual report on Form 10-K for the fiscal year ended February 1, 2020 and the Proxy Statement for the 2020 Annual Meeting of Shareholders.

Bob L. Martin (Chair and Committee member until March 2020)
Jorge P. Montoya
Chris O'Neill
Lexi Reese

2019 Summary Compensation Table

The following table shows compensation information for fiscal 2019, which ended February 1, 2020, for each person who served as our principal executive or financial officer, the three other most highly compensated executive officers at fiscal year-end and one additional executive officer who would have been among the top three had he been an executive officer at fiscal year-end (the "named executive officers"). The table also shows compensation information for fiscal 2018 and fiscal 2017, which ended February 2, 2019 and February 3, 2018, respectively, for those named executive officers who were also named executive officers in either of those years.

Name and Principal Position in 2019[1]	Fiscal Year	Salary ($)[2]	Bonus ($)[3]	Stock Awards ($)[4][5]	Option Awards ($)[5][6]	Non-Equity Incentive Plan Compensation ($)[7]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[8]	All Other Compensation ($)[9]	Total ($)
Robert Fisher Interim President and CEO, Gap Inc.	2019	297,250	—	159,987	—	—	—	15,000	472,237
Teri List-Stoll EVP and CFO, Gap Inc.	2019	985,000	—	922,337	637,153	—	—	68,490	2,612,980
	2018	918,269	200,000	4,619,311	1,095,318	192,932	—	472,764	7,498,594
	2017	891,827	200,000	647,204	—	1,476,896	—	329,997	3,545,924
Mark Breitbard President and CEO, Banana Republic	2019	1,025,000	500,000	1,775,905	1,583,042	—	—	71,155	4,955,102
	2018	950,000	500,000	1,221,947	1,408,266	655,639	—	68,688	4,804,540
	2017	730,769	—	4,361,174	1,549,290	669,769	—	29,178	7,340,180
Julie Gruber EVP, Global General Counsel and Chief Compliance Officer, Gap Inc.	2019	744,231	—	1,583,106	318,577	—	—	57,348	2,703,262
Sonia Syngal President and CEO, Old Navy	2019	1,100,000	—	2,036,465	1,556,932	—	—	72,565	4,765,962
	2018	1,079,808	—	1,931,049	1,408,266	65,909	—	68,708	4,553,740
	2017	958,173	—	1,779,318	1,091,820	2,175,093	—	76,032	6,080,436
Art Peck Former President and CEO, Gap Inc.	2019	1,365,192		4,609,096	2,896,150	—	—	52,147	8,922,585
	2018	1,526,442	—	15,135,207	3,911,850	—	—	220,440	20,793,939
	2017	1,396,058	—	6,762,235	3,275,460	4,045,859	—	107,574	15,587,186
Neil Fiske Former President and CEO, Gap	2019	913,462	400,000	786,382	1,042,614	—		365,748	3,508,206
	2018	595,577	—	4,443,018	1,952,675	743,819	—	289,856	8,024,945

[1]	In November 2019, Mr. Fisher became our Interim President and CEO and Mr. Peck departed the Company. Ms. List-Stoll became our CFO in January 2017. Mr. Breitbard became an executive officer of the Company in May 2017. Mr. Fiske became an executive officer of the Company in June 2018 and departed the Company in January 2020. Robert Fisher was compensated as our Chairman and as a non-employee director, but did not receive any additional compensation for services provided as our Interim President and CEO.

[2]	The amounts in this column for Mr. Peck and Ms. List-Stoll in 2017 and 2018 reflect the prorated payment of their salaries based on changes during the year. Base salary changes in fiscal 2019 are further described in "Compensation Discussion and Analysis—Elements of Compensation—Base Salary". The amounts in the column for Mr. Fisher reflect his director fees. The amounts in the column for Mr. Breitbard, Ms. Gruber and Ms. List-Stoll include their supplemental salary as further described in "Compensation Discussion and Analysis—Elements of Compensation—Base Salary".

[3]	The amounts in this column for Ms. List-Stoll, Mr. Breitbard and Mr. Fiske reflect the earned portion of a sign-on bonus with repayment provisions that they received when they each joined the Company in January 2017, May 2017 and June 2018, respectively.

[4]	This column reflects the aggregate grant date fair value for awards of stock during fiscal 2019, 2018 and 2017, computed in accordance with FASB ASC 718. These amounts reflect the grant date fair value, and do not necessarily represent the actual value that may be realized by the named executive officers. For 2017, this column includes (a) the grant date fair value of the target number of shares that may be earned under the Company's Long-Term Growth Program (LGP) with respect to year 3 of a three-year performance period beginning with

fiscal 2015 ("LGP 1"), (b) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 2 of a three-year performance period beginning with fiscal 2016 ("LGP 2"), and (c) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 1 of a three-year performance period beginning with fiscal 2017 ("LGP 3"). For 2018, this column includes (a) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 3 of LGP 2, (b) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 2 of LGP 3, and (c) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 1 of a three-year performance period beginning with fiscal 2018 ("LGP 4"). For 2019, this column, other than with respect to Mr. Fisher, includes (a) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 3 of LGP 3, (b) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 2 of LGP 4, and (c) the grant date fair value of the target number of shares that may be earned under the LGP with respect to year 1 of a three-year performance period beginning with fiscal 2019 ("LGP 5"). See "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives—LGP (Long-Term Growth Program)" for actual shares earned under LGP 3. Ms. List-Stoll, Mr. Breitbard, Ms. Gruber and Ms. Syngal each received their first LGP grant under LGP 3 in 2017, and Mr. Fiske received his first LGP grant under LGP 4 in 2018. Mr. Peck was terminated from the Company in November 2019 and is not eligible to receive a payout under LGP 3, LGP 4 or LGP 5. Mr. Fiske was terminated from the Company in January 2020 and is not eligible to receive a payout under LGP 4 or LGP 5. Mr. Fisher did not participate in the LGP program. This column also includes the aggregate grant date fair value of any restricted stock units granted during fiscal 2019, 2018 and 2017. For 2019, this column for Mr. Fisher reflects the grant date fair value of the fully vested stock units that he was granted as a director.

Details on the figures included in this column for 2019 are reflected in the following table. Details on the figures included in this column for 2018 and 2017 are included in our 2019 and 2018 Proxy Statements. Mr. Fisher did not participate in the LGP program and has been excluded from the table below.

	LGP 3 (FY 2017 Grant) Year 3 Target Shares Grant Date Fair Value ($)	LGP 4 (FY 2018 Grant) Year 2 Target Shares Grant Date Fair Value ($)	LGP 5 (FY 2019 Grant) Year 1 Target Shares Grant Date Fair Value ($)	Grant Date Fair Value of Non-LGP Stock Awards ($)	Total Reported in Stock Awards Column (Rounded to the nearest dollar) ($)
Teri List-Stoll	356,386	259,146	306,805	—	922,337
Mark Breitbard	446,146	406,636	481,409	441,714	1,775,905
Julie Gruber	162,916	127,007	150,357	1,142,826	1,583,106
Sonia Syngal	591,148	470,839	557,414	417,064	2,036,465
Art Peck	1,711,250	1,326,929	1,570,917	—	4,609,096
Neil Fiske	N/A	304,973	481,409	—	786,382

The total grant date fair value of the LGP awards if maximum performance conditions were achieved over the entire three-year period under LGP 3, LGP 4 and LGP 5 are detailed in the following table. The grant date fair values per share used in calculating the total grant date fair values below were as follows: (i) year 1 of LGP 3 ($29.02), year 2 of LGP 3 ($22.68), and year 3 of LGP 3 ($15.98), (ii) year 1 of LGP 4 ($21.79), and years 2 and 3 of LGP 4 ($15.05), and (iii) years 1, 2 and 3 of LGP 5 ($14.13). The grant date fair value for year 2 of LGP 4 was used for year 3 of LGP 4, and the grant date fair value for year 1 of LGP 5 was used for years 2 and 3 of LGP 5. For a description of the Company's Long-Term Growth Program, please see "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives—LGP (Long-Term Growth Program)".

	Maximum Shares Total Grant Date Fair Value ($)		
	LGP 3 (FY 2017 Cycle)	LGP 4 (FY 2018 Cycle)	LGP 5 (FY 2019 Cycle)
Teri List-Stoll	4,528,266	2,680,586	2,761,285
Mark Breitbard	5,668,809	4,206,100	4,332,682
Julie Gruber	2,070,060	1,313,751	1,353,258
Sonia Syngal	7,511,194	4,870,188	5,016,772
Art Peck	21,742,944	13,725,164	14,138,252
Neil Fiske	N/A	3,154,549	4,332,682

[5] Please refer to Note 11, "Share-Based Compensation," in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 17, 2020 for the relevant assumptions used to determine the compensation cost of our stock and option awards. Please refer to the 2019 Grants of Plan-Based Awards table in this Proxy Statement and the Grants of Plan-Based Awards tables in our 2019 and 2018 Proxy Statements for information on awards actually granted in fiscal 2017 and 2016.

[6] This column reflects the aggregate grant date fair value for awards of stock options during fiscal 2019, 2018 and 2017, computed in accordance with FASB ASC 718. These amounts reflect the grant date fair value, and do not necessarily represent the actual value that may be realized by the named executive officers.

[7] The amounts in this column reflect the non-equity amounts earned by the named executive officers under the Company's annual incentive bonus plan.

[8] No above-market or preferential interest rate options are available under our deferred compensation programs. Please refer to the 2019 Nonqualified Deferred Compensation table for additional information on deferred compensation earnings.

(9)   The amounts shown in the All Other Compensation column are detailed in the following table.

Name	Fiscal Year	Personal Use of Airplane ($)[a]	Financial Counseling ($)[b]	Tax Payments ($)[c]	Deferred Compensation Plan Match ($)[d]	401(k) Plan Match ($)[e]	Disability Plan ($)[f]	Life Insurance ($)[g]	Relocation ($)[h]	Gift Matching ($)[i]	Other ($)[j]	Total ($)
Robert Fisher	2019	—	—	—	—	—	—	—	—	15,000	—	15,000
Teri List-Stoll	2019	—	15,300	—	25,800	11,228	586	576	—	15,000	—	68,490
	2018	—	15,300	37,805	25,500	11,587	415	576	366,581	15,000	—	472,764
	2017	—	12,892	87,616	22,402	12,888	415	576	178,208	15,000	—	329,997
Mark Breitbard	2019	—	16,964	—	26,800	11,229	586	576	—	15,000	—	71,155
	2018	—	14,526	—	27,000	11,171	415	576	—	15,000	—	68,688
	2017	—	—	—	—	13,435	311	432	—	15,000	—	29,178
Julie Gruber	2019	—	15,300	—	16,077	11,255	586	576	—	13,554	—	57,348
Sonia Syngal	2019	—	15,300	—	32,800	8,123	586	576	180	15,000	—	72,565
	2018	—	15,300	—	31,500	8,420	415	576	1,847	10,650	—	68,708
	2017	—	15,300	—	26,508	7,975	415	576	11,558	13,700	—	76,032
Art Peck	2019	29,277	15,300		—	6,622	468	480	—	—	—	52,147
	2018	137,182	15,300	—	49,250	11,717	415	576	—	6,000	—	220,440
	2017	36,734	15,300	—	43,831	10,718	415	576	—	—	—	107,574
Neil Fiske	2019	—	15,300	78,377	26,800	14,079	586	576	230,030	—	—	365,748
	2018	—	9,557	116,249	—	—	242	336	163,472	—	—	289,856

(a)   The Compensation and Management Development Committee determined that it was appropriate to provide Mr. Peck, prior to his termination as President & CEO, use of a Company airplane for limited personal use (not to exceed $150,000 per fiscal year in incremental cost to the Company). As required by SEC rules, the amounts shown are the incremental cost to the Company of personal use of the Company airplane and are calculated based on the variable operating costs to the Company, including fuel costs, mileage, trip-related maintenance, and other miscellaneous variable costs. Since the Company airplane is primarily used for business travel, fixed costs which do not change based on usage, such as the pilot's salary and maintenance costs unrelated to the trip, are excluded.

(b)   We provide certain executive officers access to financial counseling services, which may include tax preparation and estate planning services. We value this benefit based on the actual cost for those services.

(c)   For Ms. List-Stoll, these amounts reflect tax reimbursements in connection with her relocation to San Francisco when she joined the Company in January 2017. For Mr. Fiske, these amounts reflect tax reimbursements in connection with his relocation from California to New York when he joined the Company in June 2018.

(d)   These amounts reflect Company matching contributions under the Company's nonqualified Deferred Compensation Plan for base salary deferrals representing the excess of the participant's base pay over the current IRS qualified plan limit ($280,000 for calendar year 2019), which are matched at up to 4% of base pay, the same rate as is in effect under the Company's 401(k) plan.

(e)   These amounts reflect Company matching contributions under the Company's 401(k) Plan.

(f)   These amounts reflect premium payments for long-term disability insurance, which is available to benefits-eligible employees generally.

(g)   These amounts reflect premiums paid for life insurance provided to employees at the Director level and above.

(h)   For Ms. List-Stoll, the amounts reflect costs in connection with her relocation to San Francisco when she joined the Company in January 2017. For Mr. Fiske, the amounts reflect costs in connection with his relocation from California to New York when he joined the Company in June 2018. For Ms. Syngal, the amounts reflect costs in connection with her international assignment in 2011-2012 and subsequent repatriation, including ongoing tax preparation fees related to foreign taxes from her international assignment.

(i)   These amounts reflect Company matching contributions under the Company's Gift Match Program, available to all employees, under which contributions to eligible nonprofit organizations are matched by the Company, up to certain annual limits. In calendar year 2019, the limit for the named executive officers was $15,000, with the exception of Mr. Peck who had an annual matching limit of $100,000 prior to his termination as President & CEO. The annual gift match eligibility limits are based on the executive's original donation date.

(j)   Our named executive officers were also eligible to receive preferred airline status.

2019 Grants of Plan-Based Awards

The following table shows all plan-based awards granted to the named executive officers during fiscal 2019, which ended on February 1, 2020. The option awards and the unvested portion of the stock awards identified in the table below are also reported in the 2019 Outstanding Equity Awards at Fiscal Year-End table.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)[3]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Robert Fisher	06/30/19	06/30/19	—	—	—	—	—	—	8,903	—	—	159,987
Teri List-Stoll	03/18/19	03/18/19	—	—	—	—	—	—	—	110,000	25.56	637,153
	03/18/19	03/18/19	—	—	—	10,036	22,302	66,907	—	—	—	356,386
	03/18/19	03/18/19	—	—	—	7,748	17,219	51,659	—	—	—	259,146
	03/18/19	03/18/19	—	—	—	9,771	21,713	65,140	—	—	—	306,805
	N/A		231,250	925,000	1,850,000	—	—	—	—	—	—	—
Mark Breitbard	03/18/19	03/18/19	—	—	—	—	—	—	—	180,000	25.56	1,042,614
	03/18/19	03/18/19	—	—	—	12,563	27,919	83,759	—	—	—	446,146
	03/18/19	03/18/19	—	—	—	12,158	27,019	81,058	—	—	—	406,636
	03/18/19	03/18/19	—	—	—	15,331	34,070	102,210	—	—	—	481,409
	12/20/19	12/20/19	—	—	—	—	—	—	—	140,000	19.35	540,428
	12/20/19	12/20/19	—	—	—	—	—	—	29,000	—	—	441,714
	N/A		296,875	1,187,500	2,375,000	—	—	—	—	—	—	—
Julie Gruber	03/18/19	03/18/19	—	—	—	—	—	—	—	55,000	25.56	318,577
	03/18/19	03/18/19	—	—	—	—	—	—	30,000	—	—	696,945
	03/18/19	03/18/19	—	—	—	4,587	10,195	30,586	—	—	—	162,916
	03/18/19	03/18/19	—	—	—	3,797	8,439	25,318	—	—	—	127,007
	03/18/19	03/18/19	—	—	—	4,788	10,641	31,924	—	—	—	150,357
	08/13/19	08/13/19	—	—	—	—	—	—	28,600	—	—	445,881
	N/A		136,989	547,956	1,095,912	—	—	—	—	—	—	—
Sonia Syngal	03/18/19	03/18/19	—	—	—	—	—	—	—	180,000	25.56	1,042,614
	03/18/19	03/18/19	—	—	—	16,647	36,993	110,981	—	—	—	591,148
	03/18/19	03/18/19	—	—	—	14,078	31,285	93,856	—	—	—	470,839
	03/18/19	03/18/19	—	—	—	17,752	39,449	118,348	—	—	—	557,414
	11/13/19	11/13/19	—	—	—	—	—	—	—	140,000	18.41	514,318
	11/13/19	11/13/19	—	—	—	—	—	—	29,000	—	—	417,064
	N/A		687,500	2,750,000	5,500,000	—	—	—	—	—	—	—
Art Peck	03/18/19	03/18/19	—	—	—	—	—	—	—	500,000	25.56	2,896,150
	03/18/19	03/18/19	—	—	—	48,189	107,087	321,261	—	—	—	1,711,250
	03/18/19	03/18/19	—	—	—	39,675	88,168	264,505	—	—	—	1,326,928
	03/18/19	03/18/19	—	—	—	50,029	111,176	333,528	—	—	—	1,570,917
	N/A		678,125	2,712,500	5,425,000	—	—	—	—	—	—	—
Neil Fiske	03/18/19	03/18/19	—	—	—	—	—	—	—	180,000	25.56	1,042,614
	03/18/19	03/18/19	—	—	—	9,118	20,264	60,793	—	—	—	304,973
	03/18/19	03/18/19	—	—	—	15,331	34,070	102,210	—	—	—	481,409
	N/A		296,875	1,187,500	2,375,000	—	—	—	—	—	—	—

[1] The amounts shown in these columns reflect the estimated potential payment levels for the fiscal 2019 performance period under the Company's annual incentive bonus plan, further described in "Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Bonus". The potential payouts were performance-based and, therefore, were completely at risk. The potential threshold payment amount assumes 25% achievement of the performance culture/corporate objectives component and 25% achievement of the financial performance component. The potential target payment amount assumes 100% achievement of the performance culture/corporate objectives component and 100% achievement of the financial performance component. The potential maximum payment amount assumes 200% of target. The annual incentive bonus plan is further described "Compensation Discussion and Analysis—Elements of Compensation—Annual Cash Incentive Bonus". None of the named executive officers earned a bonus under the annual incentive bonus plan for fiscal 2019.

[2] The amounts shown in these columns for each of the named executive officers reflect, in shares, (a) the threshold, target and maximum amounts for year 3 of a three-year performance period beginning in fiscal 2017 ("LGP 3"), (b) the threshold, target and maximum amounts

for year 2 of a three-year performance period beginning in fiscal 2018 ("LGP 4") and (c) the threshold, target and maximum amounts for year 1 of a three-year performance period beginning in fiscal 2019 ("LGP 5") under the Company's Long-Term Growth Program, further described in "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives—LGP (Long-Term Growth Program)". Potential payouts are based on the applicable interpolated award values between the threshold, target, and maximum payout levels. The potential awards are performance-based and, therefore, completely at risk. The total number of shares that were actually earned for the entire three-year performance period under LGP 3 for each named executive was as follows: Ms. List-Stoll (33,472), Mr. Breitbard (21,724), Ms. Gruber (15,301) and Ms. Syngal (71,141). As of the end of fiscal 2019, the total number of shares that could be earned if the target performance conditions are achieved over the entire three-year performance period under LGP 4 for each named executive is as follows: Ms. List-Stoll (51,659), Mr. Breitbard (81,058), Ms. Gruber (25,318) and Ms. Syngal (93,856). As of the end of fiscal 2019, the total number of shares that could be earned if the target performance conditions are achieved over the entire three-year performance period under LGP 5 for each named executive is as follows: Ms. List-Stoll (65,140), Mr. Breitbard (102,210), Ms. Gruber (31,924) and Ms. Syngal (118,348). Mr. Fiske, who joined the Company in June 2018, did not receive an LGP 3 grant in fiscal 2017. Mr. Peck was terminated from the Company in November 2019 and is not eligible to receive a payout under LGP 3, LGP 4 or LGP 5. Mr. Fiske was terminated from the Company in January 2020 and is not eligible to receive a payout under LGP 4 or LGP 5. Mr. Fisher did not participate in the LGP program.

[3] The value of a stock award or option award is based on the fair value as of the grant date of such award determined pursuant to FASB ASC 718. Please refer to Note 11, "Share-Based Compensation," in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on March 17, 2020 for the relevant assumptions used to determine the valuation of our stock and option awards. For fiscal 2019, the grant date fair value of the Equity Incentive Plan Awards is based on the closing price of a share of our stock on the last day of fiscal 2019 less future expected dividends during the vesting period, multiplied by the target number of shares that may be earned. For year 3 of LGP 3, the grant date fair value is $15.98. For year 2 of LGP 4, the grant date fair value is $15.05. For year 1 of LGP 5, the grant date fair value is $14.13. For the total grant date fair value of awards if maximum performance conditions are achieved over the entire three-year performance period under LGP 3, LGP 4, and LGP 5, see footnote 4 to the 2019 Summary Compensation Table.

2019 Outstanding Equity Awards at Fiscal Year-End

The following table shows all outstanding equity awards held by the named executive officers at the end of fiscal 2019, which ended on February 1, 2020.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Robert Fisher	—	—	—	—	—	—	—	—	—
Teri List-Stoll	150,000	50,000 [a]	—	24.15	1/17/2027	33,472 [a]	582,748	6,887 [a]	119,903
	35,000	105,000 [b]	—	32.23	3/19/2028	25,000 [b]	435,250	23,884 [b]	415,820
	—	110,000 [c]	—	25.56	3/18/2029	125,000 [c]	2,176,250	—	—
Mark Breitbard	150,000	150,000 [d]	—	25.90	5/1/2027	21,724 [a]	378,215	31,831 [a]	554,178
	45,000	135,000 [e]	—	32.23	3/19/2028	29,000 [d]	504,890	37,476 [b]	652,457
	—	180,000 [f]	—	25.56	3/18/2029	75,000 [e]	1,305,750	—	—
	—	140,000 [g]	—	19.35	12/20/2029			—	—
Julie Gruber	6,000	—	—	23.07	3/15/2020	15,301 [a]	266,390	3,375 [a]	58,759
	6,000	—	—	21.79	3/14/2021	30,000 [f]	522,300	11,705 [b]	203,784
	5,000	—	—	25.09	3/12/2022	28,600 [g]	497,926	—	—
	3,750	—	—	36.45	3/18/2023	—	—	—	—
	3,100	—	—	42.20	3/17/2024	—	—	—	—
	10,200	—	—	41.27	3/16/2025	—	—	—	—
	75,000	25,000 [h]	—	30.18	3/14/2026	—	—	—	—
	30,000	30,000 [i]	—	23.54	3/13/2027	—	—	—	—
	13,750	41,250 [j]	—	32.23	3/19/2028	—	—	—	—
	—	55,000 [k]	—	25.56	3/18/2029	—	—	—	—
Sonia Syngal	3,750	—	—	25.09	3/12/2022	71,141 [a]	1,238,565	12,514 [a]	217,869
	10,000	—	—	36.45	3/18/2023	29,000 [h]	504,890	43,394 [b]	755,490
	30,000	—	—	42.20	3/17/2024	—	—	—	—
	35,000	—	—	41.27	3/16/2025	—	—	—	—
	93,750	31,250 [l]	—	30.18	3/14/2026	—	—	—	—
	56,250	18,750 [m]	—	23.93	4/13/2026	—	—	—	—
	100,000	100,000 [n]	—	23.54	3/13/2027	—	—	—	—
	45,000	135,000 [o]	—	32.23	3/19/2028	—	—	—	—
	—	180,000 [p]	—	25.56	3/18/2029	—	—	—	—
	—	140,000 [q]	—	18.41	11/13/2029	—	—	—	—

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
Art Peck	25,000	—	—	23.07	3/15/2020	—	—	—	—
	50,000	—	—	21.79	11/15/2020	—	—	—	—
	75,000	—	—	25.09	11/15/2020	—	—	—	—
	80,000	—	—	36.45	11/15/2020	—	—	—	—
	80,000	—	—	42.20	11/15/2020	—	—	—	—
	300,000	—	—	41.19	11/15/2020	—	—	—	—
	500,000	—	—	30.18	11/15/2020	—	—	—	—
	600,000	—	—	23.54	11/15/2020	—	—	—	—
	500,000	—	—	32.23	11/15/2020	—	—	—	—
Neil Fiske	62,500	—	—	33.08	4/17/2020	—	—	—	—

(1) The following footnotes set forth the vest dates for the outstanding option awards (vesting generally depends upon continued employment):
(a) Options vest 50,000 on 1/17/2021.
(b) Options vest 35,000 on 3/19/2020, 35,000 on 3/19/2021 and 35,000 on 3/19/2022.
(c) Options vest 27,500 on 3/18/2020, 27,500 on 3/18/2021, 27,500 on 3/18/2022 and 27,500 on 3/18/2023.
(d) Options vest 75,000 on 5/01/2020 and 75,000 on 5/01/2021.
(e) Options vest 45,000 on 3/19/2020, 45,000 on 3/19/2021 and 45,000 on 3/19/2022.
(f) Options vest 45,000 on 3/18/2020, 45,000 on 3/18/2021, 45,000 on 3/18/2022 and 45,000 on 3/18/2023.
(g) Options vest 35,000 on 12/20/2020, 35,000 on 12/20/2021, 35,000 on 12/20/2022 and 35,000 on 12/20/2023.
(h) Options vest 25,000 on 3/14/2020.
(i) Options vest 15,000 on 3/13/2020 and 15,000 on 3/13/2021.
(j) Options vest 13,750 on 3/19/2020, 13,750 on 3/19/2021, and 13,750 on 3/19/2022.
(k) Options vest 13,750 on 3/18/2020, 13,750 on 3/18/2021, 13,750 on 3/18/2022 and 13,750 on 3/18/2023.
(l) Options vest 31.250 on 3/14/2020.
(m) Options vest 18,750 on 4/13/2020.
(n) Options vest 50,000 on 3/13/2020 and 50,000 on 3/13/2021.
(o) Options vest 45,000 on 3/19/2020, 45,000 on 3/19/2021, and 45,000 on 3/19/2022.
(p) Options vest 45,000 on 3/18/2020, 45,000 on 3/18/2021, 45,000 on 3/18/2022 and 45,000 on 3/18/2023.
(q) Options vest 35,000 on 11/13/2020, 35,000 on 11/13/2021, 35,000 on 11/13/2022 and 35,000 on 11/13/2023.

(2) The following footnotes set forth the vest dates for the outstanding stock awards (vesting generally depends upon continued employment):
(a) Represents the number of shares earned under the Company's Long-Term Growth Program (described in "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives—LGP (Long-Term Growth Program)") with respect to year 1 (fiscal 2017), year 2 (fiscal 2018) and year 3 (fiscal 2019) of a three-year performance period ("LGP 3"). Half of the award earned vested on the date the Company's Compensation and Management Development Committee certified attainment (March 16, 2020), and the remainder will vest on the anniversary of such certification date, contingent on continued service with the Company.
(b) Award vests 25,000 on 1/17/2021.
(c) Award vests 62,500 on 3/19/2020 and 62,500 on 3/19/2021.
(d) Award vests 14,500 on 12/20/2021 and 14,500 on 12/20/2022.
(e) Award vests 37,500 on 5/01/2020 and 37,500 on 5/01/2021.
(f) Award vests 15,000 on 3/18/2021 and 15,000 on 3/18/2022.
(g) Award vests 14,300 on 8/13/2021 and 14,300 on 8/13/2022.
(h) Award vests 14,500 on 11/13/2021 and 14,500 on 11/13/2022.

(3) Represents the number of stock awards multiplied by the closing price of our common stock as of February 1, 2020 ($17.41).

(4)
(a) Represents an estimate of the number of shares that may be earned under the Company's Long-Term Growth Program (described in "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives—LGP (Long-Term Growth Program)") with respect to year 1 (fiscal 2018), year 2 (fiscal 2019) and year 3 (fiscal 2020) of a three-year performance period ("LGP 4"), based on a combination of actual and assumed performance as required by SEC disclosure rules. Half of any award earned will vest on the date the Company's Compensation and Management Development Committee certifies attainment in 2021, and the remainder will vest on the anniversary of such certification date, contingent on continued service with the Company.
(b) Represents an estimate of the number of shares that may be earned under the Company's Long-Term Growth Program (described in "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives—LGP (Long-Term Growth Program)") with respect to year 1 (fiscal 2019), year 2 (fiscal 2020) and year 3 (fiscal 2021) of a three-year performance period ("LGP 5"), based on a combination of actual and assumed performance as required by SEC disclosure rules. Half of any award earned will vest on the date the Company's Compensation and Management Development Committee certifies attainment in 2022, and the remainder will vest on the first anniversary of such certification date, contingent on continued service with the Company.

(5) Represents the number of stock awards multiplied by the closing price of our common stock as of February 1, 2020 ($17.41).

2019 Option Exercises and Stock Vested

The following table shows all stock options exercised and the value realized upon exercise, and all stock awards vested and the value realized upon vesting, by the named executive officers during fiscal 2019, which ended on February 1, 2020.

Name	Option Awards		Stock Awards[1]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert Fisher	—	—	8,903 [2]	159,987
Teri List-Stoll	—	—	25,000	463,250
Mark Breitbard	—	—	37,500	964,875
Julie Gruber	—	—	18,043	460,779
Sonia Syngal	—	—	40,427	1,034,776
Art Peck	—	—	127,692	3,270,790
Neil Fiske	—	—	32,500	588,250

[1]   The amounts reflected include performance awards that vested during fiscal 2019, or, in the case of Mr. Fisher, the value of his fully vested deferred stock units on the date of grant.

[2]   These shares have not been issued to Mr. Fisher. They represent the stock units earned by Mr. Fisher as a non-employee director, which are subject to a three-year deferral period. Following the deferral period, shares in an amount equal in value to the stock units, including units acquired through dividend equivalent reinvestment, will be issued to Mr. Fisher unless a further deferral election has been made; provided, however, that shares and accumulated dividend equivalents will be issued immediately upon the resignation or retirement of Mr. Fisher as a non-employee director.

2019 Nonqualified Deferred Compensation

The table below provides information on the nonqualified deferred compensation activity for the named executive officers in fiscal 2019, which ended on February 1, 2020.

Name	Plan	Executive Contribution in Fiscal 2019 ($)[2]	Registrant Contributions in Fiscal 2019 ($)[3]	Aggregate Earnings in Fiscal 2019 ($)[4]	Aggregate Withdrawals/ Distributions in Fiscal 2019 ($)	Aggregate Balance at Fiscal 2019 Year-End ($)[5]
Robert Fisher[1]	2016 Equity Incentive Plan	159,987	—	(4,986)	—	155,001
	Deferred Compensation Plan	—	—	14,387	—	14,387
Teri List-Stoll	Deferred Compensation Plan	83,728	25,800	38,933	—	148,461
Mark Breitbard	Deferred Compensation Plan	37,269	26,800	9,716	—	73,785
Julie Gruber	Deferred Compensation Plan	85,219	16,077	53,798	—	155,094
Sonia Syngal	Deferred Compensation Plan	44,000	32,800	83,273	—	160,073
Art Peck	Deferred Compensation Plan	51,269	—	1,732,621	—	1,783,890
Neil Fiske	Deferred Compensation Plan	27,404	26,800	1,973	—	56,177

[1]   Includes Mr. Fisher's fully vested deferred stock units that he was granted in connection with serving on the Board of Directors.

[2]   These amounts are included in the "Salary" column of the 2019 Summary Compensation Table. In the case of Mr. Fisher's stock units, represents the value of such units based on the closing share price of the Company's common stock on the NYSE on date of grant, which is included in the "Value Realized on Vesting" column of the 2019 Option Exercises and Stock Vested table.

[3]   Footnote 9 to the 2019 Summary Compensation Table shows matching contributions under the Company's Deferred Compensation Plan ("DCP") for base salary deferrals representing the excess of the participant's base pay over the current IRS qualified plan limit ($280,000 for calendar year 2019), which are matched at up to 4%, the same rate as is in effect under the Company's 401(k) plan.

[4]   These amounts include earnings and dividends, if any, and in the case of Mr. Fisher's stock units, any decrease in value based on the difference between the closing price of our common stock on the date of grant and the closing price of our common stock as of February 1, 2020 ($17.41). In fiscal 2019, no above-market or preferential interest rate options were available on notional investments in the DCP.

[5]   A portion of these amounts were previously reported as deferred compensation in the Summary Compensation Table in the Proxy Statements for prior Annual Meetings as follows: Mr. Fisher ($101,750), Ms. List-Stoll ($222,708), Mr. Breitbard ($58,423), Ms. Syngal ($164,797), Mr. Peck ($4,260,023) and Mr. Fiske ($2,192). In the case of Mr. Fisher's stock units, represents the value of such units based on the closing price of our common stock as of February 1, 2020 ($17.41).

The DCP allows eligible employees to defer up to 75% of their salary and 90% of their bonuses (or such other percentages determined by the Company) on a pre-tax basis. Additional amounts are credited annually to participants' accounts in the form of Company matching contributions of up to a specified percentage of the eligible compensation deferred each year by participants. Contributions credited to a participant's account are credited or debited with notional investment gains and losses, as well as appreciation and depreciation equal to the experience of selected investment funds offered under the DCP and elected by the participant. Deferred compensation is payable upon a participant's termination of employment, death, or on a date or dates selected by the participant in accordance with the terms of the DCP. Deferred compensation is generally payable in the form of a lump sum distribution or installments at the election of the participant and subject to exceptions in the case of death or termination of employment prior to age 50. Participants or, in the case of the participant's death, their beneficiaries, may not sell, transfer, anticipate, assign, hypothecate or otherwise dispose of any right or interest in the DCP. A participant may designate one or more beneficiaries to receive any portion of his or her deferred compensation payable in the event of the participant's death. The Company also reserves the right to amend the DCP at any time, or to terminate the DCP in accordance with the restrictions under Section 409A of the Internal Revenue Code.

Mr. Fisher was granted fully vested deferred stock units in connection with serving on the Board of Directors. See "Compensation of Directors—Equity Compensation" for more information.

2019 CEO Pay Ratio

Gap Inc. is one of the largest retailers in the United States. While our employees work in a variety of roles and settings, the majority of our employees work in stores. Our store workforce consists largely of part-time, hourly employees who weave their part-time schedule together with other life commitments, such as education or family responsibilities.

Equal pay for equal work is a core value at Gap Inc. Our co-founders Don and Doris Fisher each contributed equal amounts of money to open the first Gap store on Ocean Avenue in San Francisco. They continued to run the business as equals and established a culture of equality that continues to inspire us today. Our commitment to equality began with our co-founders and continues to be a cornerstone of our company. In 2014, we were the first Fortune 500 company to announce that we pay employees equally for equal work. We continue to conduct annual pay equity assessments that are periodically validated by a third party in order to ensure we target and maintain pay equity across our workforce.

For fiscal year 2019, using the methodology described below, we determined that the employee with the median annual total compensation of our employees (the "median employee") was a part-time sales associate located in Japan and the employee's total compensation in fiscal year 2019 was $6,177. We did not annualize employee compensation. The combined annual reported compensation of our former CEO and our interim CEO for that same period was $9,622,666. Accordingly, the ratio of the median employee pay to combined former CEO and interim CEO pay for 2019 is 1 to 1,558, which was calculated in compliance with the requirements set forth in Item 402(u) of SEC Regulation S-K.

To identify the median employee and determine the annual total compensation of the median employee, we used the following methodology:

1. As of February 1, 2020, our employee population, prior to excluding any non-U.S. employees, consisted of approximately 129,017 employees. As permitted by the SEC rules, we excluded 6,109 employees from the following countries: Bangladesh 28, Cambodia 13, El Salvador 1, France 646, Guatemala 7, India 863, Indonesia 19, Ireland 120, Italy 324, Mexico 1,170, Pakistan 4, Singapore 1, Sri Lanka 9, Turkey 11, United Kingdom 2,772, and Vietnam 121. In the aggregate, the total number of excluded employees equaled 4.74% of the total employee population, resulting in a total U.S. and non-U.S. employee population of approximately 122,908 that was used for our calculation.

2. For the non-excluded employees, we used total gross earnings paid, obtained from local payroll data, for the fiscal year ending February 1, 2020 as a consistently applied measure to determine our "median employee". Because there was more than one "median employee" based on total gross earnings paid, we selected an individual we determined to be reasonably representative of our median employee and who did not have any unusual or nonstandard compensation items.

3. We calculated the total compensation elements for the former CEO, interim CEO and median employee for fiscal 2019 in accordance with the requirements of Item 402(c)(2)(x) of SEC Regulation S-K. For the purposes of this disclosure, we applied a Japanese Yen ("JPY") to U.S. dollars exchange rate using the monthly average rates of exchange that approximate those in effect during the period in which the compensation elements were paid in Japanese currency.

2019 Potential Payments Upon Termination

POST-TERMINATION BENEFITS

The Company entered into agreements with Ms. List-Stoll, Mr. Breitbard, Ms. Gruber, Ms. Syngal and Mr. Peck in 2017, and Mr. Fiske in 2018, which provide eligibility for post-termination benefits in the case of involuntary termination without cause. The Company has not entered into such an agreement with Mr. Fisher.

These agreements provide that, if the executive is involuntarily terminated without cause (as specified in each respective agreement) prior to July 1, 2020, the executive is eligible to receive (in exchange for a release of claims) the following:

i. The executive's then-current salary for eighteen months (the "post-termination period"). Post-termination period payments will cease if the executive accepts other employment or has a professional relationship with another company primarily engaged in the apparel design or apparel retail business or any retailer with apparel sales in excess of $500 million annually, or if the executive breaches his or her obligations to the Company (e.g., duty to protect confidential information, agreement not to solicit Company employees). Post-termination period payments will be reduced by any compensation the executive receives during the post-termination period from other employment or professional relationship with a non-competitor.
ii. Should the executive elect to continue health coverage through COBRA, reimbursement for a portion of the COBRA premium during the period in which the executive is receiving payments under paragraph (i) above.
iii. During the period in which the executive is receiving payments under paragraph (i) above, reimbursement for his or her costs to maintain the financial counseling program the Company provides to senior executives.
iv. A prorated bonus for the fiscal year in which termination occurs if the executive worked at least 3 months of the fiscal year, which will be earned based on actual financial results and assuming a 100% standard for any non-financial component. In the event termination occurs after the end of the fiscal year but before the date of bonus payments, such bonus for the preceding fiscal year will be paid pursuant to the terms of the bonus plan.
v. Accelerated vesting (but not settlement) of restricted stock units and performance shares or units that remain subject only to time vesting conditions that are scheduled to vest prior to April 1 following the fiscal year of termination.

The following table shows the amounts that each executive would have been eligible to receive under the agreements described above assuming that they had been terminated without cause on February 1, 2020, the last day of our 2019 fiscal year.

| | Potential Post-Termination Payment Eligibility | | | | |
Description	Mr. Fisher[3]	Ms. List-Stoll	Mr. Breitbard	Ms. Gruber	Ms. Syngal
Cash Payments related to salary[1]	$—	$1,387,500	$1,425,000	$1,050,000	$1,650,000
Cash Payments related to bonus	—	—	—	—	—
Health Benefits	—	20,830	30,423	30,398	30,423
Financial Counseling	—	22,950	24,614	22,950	22,950
Stock Award Vesting Acceleration	382,987	1,379,499	189,107	273,233	1,141,330
Total	**382,987**	**2,810,779**	**1,669,144**	**1,376,581**	**2,844,703**

[1] Payments represent salary continuation for 18 months. The amounts do not include the deferred compensation these executives would also be entitled to receive upon termination, as described above in "2019 Nonqualified Deferred Compensation".
[2] These shares represent the stock units earned by Mr. Fisher as a non-employee director, which are subject to a three-year deferral period. Following the deferral period, shares in an amount equal in value to the stock units, including units acquired through dividend equivalent reinvestment, will be issued to Mr. Fisher unless a further deferral election has been made; provided, however, that shares and accumulated dividend equivalents will be issued immediately upon the resignation or retirement of Mr. Fisher as a non-employee director.

POST-TERMINATION PAYMENTS

Mr. Peck was terminated without cause from the position of President & CEO, Gap Inc. in November 2019 and Mr. Fiske was terminated without cause from the position of President & CEO, Gap in January 2020. As a result of Mr. Peck's and Mr. Fiske's termination, each became eligible to receive post-termination benefits under their respective agreements.

The following table shows the amounts that Mr. Peck and Mr. Fiske are eligible to receive in connection with their terminations in 2019:

Description	2019 Post-Termination Payments	
	Mr. Peck	**Mr. Fiske**
Cash Payments related to salary[1]	$2,325,000	$1,425,000
Cash Payments related to bonus[2]	—	—
Health Benefits	21,851	28,474
Financial Counseling	22,950	22,950
Stock Award Vesting Acceleration[3]	1,380,491	—
Total	**3,750,292**	**1,476,424**

[1] Payments represent salary continuation for 18 months. Actual amounts received may be less if the post-termination period payments are discontinued for one of the reasons specified in the agreements with Mr. Peck and Mr. Fiske. The amounts do not include the deferred compensation these executives would also be entitled to receive upon termination, as described above in "2019 Nonqualified Deferred Compensation".

[2] Neither Mr. Peck nor Mr. Fiske were eligible for a fiscal 2019 bonus.

[3] Represents the number of restricted stock units Mr. Peck received multiplied by the closing price of our common stock as of November 15, 2019 ($17.74), the date Mr. Peck ceased to be a Company employee.

ACCELERATION OF EQUITY UPON CHANGE IN CONTROL

Under the 2016 Long-Term Incentive Plan, in the event of a change in control, any acquiror may assume or substitute outstanding awards with substantially equivalent awards of the acquiror's stock. Except as set forth in an award agreement, outstanding awards which are neither assumed nor substituted by the acquiror in the change in control become fully vested immediately prior to the change in control. The table below shows the value of all unvested options and unvested stock awards that would have become vested in the event of a change in control on February 1, 2020, the last day of our 2019 fiscal year, in the event that awards were not assumed or substituted as described above.

Description	Mr. Fisher[3]	Ms. List-Stoll	Mr. Breitbard	Ms. Gruber	Ms. Syngal
Stock Option Vesting Acceleration[1]	$ —	$ —	$ —	$ —	$ —
Stock Award Vesting Acceleration[2]	382,987	5,227,718	5,379,551	2,423,246	5,959,983
Total	**382,987**	**5,227,718**	**5,379,551**	**2,423,246**	**5,959,983**

[1] Reflects the value of all unvested stock options that would have become vested assuming a change in control on February 1, 2020 in which awards were not assumed or substituted as described above, based on the difference between the option exercise price and $17.41 per share, the last closing price of our common stock as of that date.

[2] Reflects the value of all unvested stock awards that would have become vested assuming a change in control on February 1, 2020 in which awards were not assumed or substituted as described above, based on the last closing price of our common stock as of that date, which was $17.41. For Ms. List-Stoll and Mr. Breitbard, amounts include the number of shares earned under the LGP for the 2017-2019 three-year performance period, and the target number of shares that could be earned for the following three-year performance periods: 2018–2020 and 2019–2021. For Ms. Gruber and Ms. Syngal amounts include one-half of the number of shares earned under the Company's Long-Term Growth Program (LGP) for the following three-year performance period: 2016–2018, the number of shares earned under the LGP for the 2017–2019 three-year performance period, and the target number of shares that could be earned for the following three-year performance periods: 2018–2020 and 2019–2021. Mr. Fiske who was terminated in January 2020, is not eligible to receive a payout under the LGP.

[3] These shares represent the stock units earned by Mr. Fisher as a non-employee director, which are subject to a three-year deferral period. Following the deferral period, shares in an amount equal in value to the stock units, including units acquired through dividend equivalent reinvestment, will be issued to Mr. Fisher unless a further deferral election has been made; provided, however, that shares and accumulated dividend equivalents will be issued immediately upon the resignation or retirement of Mr. Fisher as a non-employee director.

DEATH, DISABILITY OR RETIREMENT

Each of our named executive officers, other than Mr. Fisher, is generally entitled to the following additional death, disability or retirement benefits:

i. Executive supplemental long-term disability insurance, which increases income replacement to 50% of base salary up to a maximum payment of $25,000 per month.

ii. Life insurance, provided to employees at the Director level and above, which provides coverage of three times base salary up to a maximum of $2 million.

iii. Upon retirement, our standard forms of stock option and stock award agreements provide for accelerated vesting of any unvested shares under awards that have been outstanding for at least a year and, for performance shares, for which the performance period has been completed. For these purposes, "Retirement" means Employee's Termination of Service for any reason (other than due to Employee's misconduct as determined by the Company in its sole discretion) after Employee has attained age 60 and completed at least five years of continuous service as an employee of the Company or an Affiliate.

iv. Upon death (and, in the case of stock options, termination on account of disability), our standard forms of stock option and stock award agreements provide for accelerated vesting of any unvested shares under awards that have been outstanding for at least a year and, for performance shares, for which the performance period has been completed. The table below shows the value of all unvested options and unvested stock awards that would have become vested in the event of the named executive's death (and, in the case of stock options, termination on account of disability) on February 1, 2020, the last day of our 2019 fiscal year.

Description	Mr. Fisher[3]	Ms. List-Stoll	Mr. Breitbard	Ms. Gruber	Ms. Syngal
Stock Option Vesting Acceleration[1]	$ —	$ —	$ —	$ —	$ —
Stock Award Vesting Acceleration[2]	382,987	3,194,248	$ 1,683,965	$ 928,728	$ 1,760,612
Total	**382,987**	**3,194,248**	**1,683,965**	**928,728**	**1,760,612**

[1] Reflects the value of all unvested stock options that would have become vested assuming the named executive officers had died (or terminated on account of disability) on February 1, 2020, based on the difference between the option exercise price and the last closing price of our common stock as of that date ($17.41).

[2] Reflects the value of all unvested stock awards that would have become vested assuming the named executive officers had died on February 1, 2020, based on the last closing price of our common stock as of that date ($17.41).

[3] These shares represent the stock units earned by Mr. Fisher as a non-employee director, which are subject to a three-year deferral period. Following the deferral period, shares in an amount equal in value to the stock units, including units acquired through dividend equivalent reinvestment, will be issued to Mr. Fisher unless a further deferral election has been made; provided, however, that shares and accumulated dividend equivalents will be issued immediately upon the resignation or retirement of Mr. Fisher as a non-employee director.

Equity Compensation Plan Information

The following table provides information as of February 1, 2020 about shares of our common stock which may be issued upon the exercise of options, warrants and rights granted to employees, consultants or members of our Board of Directors under all of our equity compensation plans, including the 2016 Long-Term Incentive Plan and the Employee Stock Purchase Plan.

	Equity Plan Summary		
	Column (A)	Column (B)	Column (C)
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (#) (Excluding Securities Reflected in Column (A))
Equity Compensation Plans Approved by Security Holders[1]	21,330,373 [2]	$28.26	53,804,195 [3]
Equity Compensation Plan Not Approved by Security Holders	—	—	—
Total	**21,330,373**	**$28.26**	**53,804,195**

[1] These plans consist of our 2016 Long-Term Incentive Plan (the "2016 Plan") and Employee Stock Purchase Plan (the "ESPP").

[2] This number excludes 489,806 shares that were issued at the end of the most recent ESPP purchase period, which began on December 1, 2019 and ended on February 28, 2020, after the end of our 2019 fiscal year. This number includes the number of shares that could be earned under the Company's Long-Term Growth Program (described in "Compensation Discussion and Analysis—Elements of Compensation—Long-Term Incentives—LGP (Long-Term Growth Program)") if the maximum performance conditions were achieved over the entire three-year performance periods.

[3] This number includes 5,754,699 shares that were available for future issuance under the ESPP at the end of our 2019 fiscal year, including the 489,806 shares described in footnote 2 above. The number shown also reflects the deduction of three shares from the Company's share reserve for every one stock award granted prior to May 17, 2011, and the deduction of two shares from the Company's share reserve for every one stock award granted on or after May 17, 2011, pursuant to the terms of the 2016 Plan.

BENEFICIAL OWNERSHIP OF SHARES

Beneficial Ownership Table

The following table sets forth certain information as of March 23, 2020 to indicate beneficial ownership of our common stock by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (ii) each director and nominee and each executive officer and former executive officer named in the "2019 Summary Compensation Table" of this Proxy Statement, and (iii) all of our directors and executive officers as a group. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, the address for each listed beneficial owner is: c/o Gap Inc., 2 Folsom Street, San Francisco, CA 94105.

Name of Beneficial Owner	Shares Beneficially Owned			
	Common Stock	Awards Vesting Within 60 Days[1]	Total	% of Class[2]
Directors and Named Executive Officers				
Amy Bohutinsky	—	12,081	12,081	*
Mark Breitbard	48,565	397,500	446,065	*
John J. Fisher[3]	65,086,872	12,081	65,098,953	17.5%
Robert J. Fisher[4]	46,385,596	21,998	46,407,594	12.5%
William S. Fisher[5]	55,752,385	21,998	55,774,383	15.0%
Neil Fiske[6]	—	62,500	62,500	*
Tracy Gardner	10,537	21,998	32,535	*
Isabella D. Goren	23,171	21,998	45,169	*
Julie Gruber	40,876	214,300	255,176	*
Teri List-Stoll	97,014	247,500	344,514	*
Bob L. Martin	51,700	21,998	73,698	*
Amy Miles[7]	—	27,164	27,164	*
Jorge P. Montoya	39,881	21,998	61,879	*
Chris O'Neill	—	16,443	16,443	*
Art Peck[8]	295,856	2,262,818	2,558,674	*
Lexi Reese[9]	—	12,081	12,081	*
Mayo A. Shattuck III	101,440	31,801	133,241	*
Elizabeth Smith[7]	—	27,164	27,164	*
Sonia Syngal	93,915	563,750	657,665	*
All directors and executive officers, as a group (20 persons)[10]	167,688,224	1,791,883	169,480,107	45.3%
Certain Other Beneficial Holders				
BlackRock, Inc.[11]	22,096,661	—	22,096,661	5.9%
Dodge & Cox[12]	28,449,226	—	28,449,226	7.6%
Doris F. Fisher[13]	22,738,787	—	22,738,787	6.1%
The Vanguard Group[14]	28,394,429	—	28,394,429	7.6%

[1] Reflects stock options exercisable and stock units vesting within 60 days after March 23, 2020. Also includes the outstanding stock units earned but unpaid to non-employee directors, which are subject to a three-year deferral period but would be issued immediately upon the resignation or retirement of the non-employee director, as described in "Proposal No. 1 — Election of Directors—Compensation of Directors —Equity Compensation".

[2] "*" indicates ownership of less than 1% of the outstanding shares of our common stock.

(3)   Includes (a) 12,081 shares to be issued upon settlement of stock units (and related dividend equivalent rights) which are subject to a three-year deferral period but would be issued immediately upon his resignation or retirement over which he has sole dispositive and voting power, (b) 15,699,797 shares beneficially owned as trustee of a trust with sole dispositive and voting power, (c) 7,730,209 shares beneficially owned as a co-trustee of trusts of which he shares dispositive and voting power (including shares held by the trusts through a limited liability company), (d) 2,636,866 shares beneficially owned as trustee of trusts for which he has sole dispositive power and another proxyholder has sole voting power, (e) 12,000,000 shares for which John J. Fisher has proxies granting him sole voting power, (f) 20,000 shares beneficially owned through Delaware limited partnerships over which John J. Fisher has sole dispositive and voting power, and (g) 27,000,000 shares owned by FCH TBML LLC of which John J. Fisher is the sole manager with sole dispositive power over 27,000,000 shares, sole voting power over 23,400,000 shares with an irrevocable proxy granting a proxyholder sole voting power over 3,600,000 shares. In addition to the shares identified in the table above, John J. Fisher's spouse separately owns 45,266 shares over which Mr. Fisher has no dispositive or voting control. John J. Fisher's address is 1300 Evans Avenue, No. 880154, San Francisco, California 94188.

(4)   Includes (a) 21,998 shares to be issued upon settlement of stock units (and related dividend equivalent rights) which are subject to a three-year deferral period but would be issued immediately upon his resignation or retirement over which he has sole dispositive and voting power, (b) 7,860,220 shares beneficially owned as trustee of a trust with sole dispositive and voting power, (c) 2,232,562 shares owned as community property with his spouse with shared dispositive and voting power, (d) 9,277,814 shares beneficially owned as a co-trustee of trusts of which he shares dispositive and voting power (including shares held by the trusts through a limited liability company), (e) 15,000 shares beneficially owned through Delaware limited partnerships over which Robert J. Fisher has sole dispositive and voting power, and (f) 27,000,000 shares owned by FCH TBME LLC of which Robert J. Fisher is the sole manager with sole dispositive power over 27,000,000 shares, sole voting power over 23,400,000 shares with an irrevocable proxy granting a proxyholder sole voting power over 3,600,000 shares. In addition to the shares identified in the table above, Robert J. Fisher's spouse separately owns 126,671 shares over which Mr. Fisher has no dispositive or voting control. Robert J. Fisher's address is 1300 Evans Avenue, No. 880154, San Francisco, California 94188.

(5)   Includes (a) 21,998 shares to be issued upon settlement of stock units (and related dividend equivalent rights) which are subject to a three-year deferral period but would be issued immediately upon his resignation or retirement over which he has sole dispositive and voting power, (b) 11,740,444 shares beneficially owned as trustee of a trust with sole dispositive and voting power, (c) 11,552 shares owned as community property with his spouse with shared dispositive and voting power, (d) 11,563,523 shares beneficially owned as a co-trustee of trusts of which he shares dispositive and voting power (including shares held by the trusts through a limited liability company), (e) 2,636,866 shares for which William S. Fisher has proxies granting him sole voting power, (f) 2,785,000 shares beneficially owned as a co-trustee of a trust organized exclusively for charitable purposes for which William S. Fisher shares dispositive and voting power, (g) 15,000 shares beneficially owned through Delaware limited partnerships over which William S. Fisher has sole dispositive and voting power, and (h) 27,000,000 shares owned by FCH TBMS LLC of which William S. Fisher is the sole manager with sole dispositive power over 27,000,000 shares, sole voting power over 23,400,000 shares with an irrevocable proxy granting a proxyholder sole voting power over 3,600,000 shares. In addition to the shares identified in the table above, William S. Fisher's spouse separately owns 165,475 shares over which Mr. Fisher has no dispositive or voting control. William S. Fisher's address is 1300 Evans Avenue, No. 880154, San Francisco, California 94188.

(6)   Mr. Fiske was no longer an executive officer as of January 2020.

(7)   Ms. Miles and Ms. Smith were appointed to the Board of Directors effective April 1, 2020. Their share ownership includes the outstanding stock units earned but unpaid to non-employee directors that they each received on April 1, 2020.

(8)   Mr. Peck was no longer an executive officer as of November 2019.

(9)   Ms. Reese is not standing for reelection to the Board of Directors.

(10)   Reflects the information above for our current directors and named executive officers as well as information regarding our unnamed executive officers; provided, however, that shares reflected more than once in the table above with respect to John J. Fisher, Robert J. Fisher, and William S. Fisher are only reflected once in this line. See the note regarding various Fisher family holdings immediately following this table. Information for Ms. Miles and Ms. Smith is as of April 1, 2020, the date on which they joined the Board of Directors.

(11)   The Schedule 13G filed with the SEC by BlackRock, Inc. on February 7, 2020 indicates that, as of December 31, 2019, BlackRock, Inc. has the sole power to direct the voting of 19,691,829 shares and sole power to direct the disposition of 22,096,661 shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(12)   The Schedule 13G filed with the SEC by Dodge & Cox on February 13, 2020 indicates that, as of December 31, 2019, Dodge & Cox has sole power to direct the voting of 27,057,436 shares and sole power to direct the disposition of 28,449,226 shares. The address of Dodge & Cox is 555 California Street, 40th Floor, San Francisco, CA 94104.

(13)   Includes 12,000,000 shares beneficially owned as trustee of trusts for which Doris F. Fisher has sole dispositive power and another proxyholder has sole voting power. Amounts shown do not include shares held directly or indirectly by Mrs. Fisher's three adult sons or their spouses, beneficial ownership of which is disclaimed because Mrs. Fisher does not have voting or dispositive control over such shares. Doris F. Fisher's address is 1300 Evans Avenue, No. 880154, San Francisco, California 94188.

(14)   The Schedule 13G filed with the SEC by The Vanguard Group on February 12, 2020 indicates that, as of December 31, 2019, The Vanguard Group has sole power to direct the voting of 318,365 shares, shared power to direct the voting of 63,827 shares, sole power to direct the disposition of 28,033,608 shares, and shared power to direct the disposition of 360,821 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

Note Regarding Various Fisher Family Holdings

SEC rules require reporting of beneficial ownership of certain shares by multiple parties where voting and/or dispositive power over those shares is shared by those multiple parties. As a result, the following shares are listed multiple times in the table above.

The shares described in footnotes (3), (4) and (5) above for which voting and investment power is shared by Messrs. John J. Fisher, Robert J. Fisher, and/or William S. Fisher actually represent an aggregate of 14,285,773 shares, rather than 28,571,546 shares, as a result of that shared voting and investment power.

In addition, the shares described in footnotes (3), (4) and (5) above for which sole dispositive power is held by one person and sole voting power is held by a different person actually represent an aggregate of 14,636,866 shares, rather than 29,273,732 shares.

For purposes of the above table, removing the shares counted multiple times (described above) results in an aggregate total beneficial ownership of 37.1% of the outstanding shares by Messrs. John J. Fisher, Robert J. Fisher, William S. Fisher and charitable entities for which one or more Fishers is a trustee.

The aggregate total beneficial ownership of Mrs. Doris F. Fisher and Messrs. John J. Fisher, Robert J. Fisher, and William S. Fisher, including charitable entities for which one or more of the Fishers is a trustee, is 43.2% of the outstanding shares. Mrs. Doris F. Fisher, and Messrs. John J. Fisher, Robert J. Fisher, and William S. Fisher each disclaim beneficial ownership over shares owned by other members of the Fisher family, except as specifically disclosed in the footnotes above.

OTHER **INFORMATION**

Questions and Answers About the Annual Meeting and Voting

Who are the proxyholders and how were they selected?

The proxyholders are Sonia Syngal, Julie Gruber and Katrina O'Connell, who were selected by our Board of Directors and are officers of the Company. The proxyholders will vote all proxies, or record an abstention, in accordance with the directions on the proxy. If no contrary direction is given, the shares will be voted as recommended by our Board of Directors.

How much did this proxy solicitation cost and who pays for it?

The Company will pay all expenses in connection with the solicitation of the proxies relating to this Proxy Statement, including the charges of brokerage houses and other custodians, nominees or fiduciaries for forwarding documents to security owners. In addition to solicitation by mail, certain of our officers, directors and employees (who will receive no extra compensation for their services) may solicit proxies by email, by telephone, by fax or in person. We have also retained the services of D.F. King & Co. to solicit the proxies of certain shareholders for the Annual Meeting and provide other consultation services. The cost of D.F. King's services is estimated to be $8,000, plus reimbursement of out-of-pocket expenses.

How can I electronically access the proxy materials?

We are using the Internet as our primary means of furnishing our proxy materials to most of our shareholders. Rather than sending those shareholders a paper copy of our proxy materials, we are sending a Notice of Internet Availability of Proxy Materials. That Notice contains instructions for accessing the materials and voting via the Internet. The Notice also contains information on how to request a paper copy of the proxy materials by mail. We believe this method of distribution makes the proxy distribution process more efficient, less costly and limits our impact on the environment. This Proxy Statement and our 2019 Annual Report to Shareholders are available at: www.gapinc.com (follow the Investors, Annual Reports and Proxy links).

Can I receive proxy materials for future annual meetings by email rather than receiving a paper copy of the Notice?

If you are a Shareholder of Record or a Beneficial Owner, you may elect to receive the Notice or other future proxy materials by email by logging into www.proxyvote.com. If you are a Beneficial Owner, you can also contact your broker directly to opt for email delivery of proxy materials. If you choose to receive proxy materials by email, next year you will receive an email with instructions on how to view those materials and vote before the next annual meeting. Your choice to obtain documents by email will remain in effect until you notify us otherwise. Delivering future notices by email will help us further reduce the cost and environmental impact of our shareholder meetings.

What is "householding"?

Under SEC rules, a single package of Notices may be sent to any household at which two or more shareholders reside if they appear to be members of the same family, unless contrary instructions have been received. Each shareholder continues to receive a separate Notice within the package. This procedure, referred to as householding, reduces the volume of duplicate materials shareholders receive and reduces mailing expenses. Shareholders may revoke their consent to future householding mailings or enroll in householding by contacting Broadridge toll free at 1-866-540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Shareholders who wish to receive a separate set of proxy materials should contact Broadridge at the same phone number or mailing address.

What is the difference between a shareholder of record and a beneficial owner of shares?

Shareholder of Record

If your shares are registered directly in your name with the Company's transfer agent, Equiniti Trust Company, you are considered the shareholder of record with respect to those shares.

Beneficial Owner

If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name". The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Please note that the organization is not allowed to vote your shares on most matters without your instructions, so it is important for you to provide direction to the organization on how to vote.

What is the date, time and place of the Annual Meeting?

We will hold the Annual Meeting on May 19, 2020 at 10:00 a.m. San Francisco Time, via the Internet at www.virtualshareholdermeeting.com/GAP2020.

In order to access the virtual Annual Meeting, you will be asked to provide your 16-digit control number. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of share ownership, are posted at www.virtualshareholdermeeting.com/GAP2020. Information contained in this website is not incorporated by reference into this Proxy Statement or any other report we file with the SEC.

Will the Annual Meeting be webcast?

Yes. You may attend the Annual Meeting virtually at www.virtualshareholdermeeting.com/GAP2020, where you will be able to vote electronically and submit questions during the Annual Meeting. A webcast replay of the 2020 Annual Meeting will also be archived on www.gapinc.com (follow the Investors, Webcasts links). The webcast will be recorded and available for replay on www.gapinc.com for at least 30 days following the Annual Meeting.

How do I submit a question at the Annual Meeting?

You may submit a question during the Annual Meeting via our virtual shareholder meeting website, www.virtualshareholdermeeting.com/GAP2020. If your question is properly submitted during the relevant portion of the meeting agenda, the chair of the meeting intends to respond to your question during the live webcast. Questions on similar topics may be combined and answered together. A webcast replay of the Annual Meeting, including the Q&A session, will also be archived on www.gapinc.com (follow the Investors, Webcasts links). The webcast will be recorded and available for replay on www.gapinc.com for at least 30 days following the Annual Meeting.

What if the Company encounters technical difficulties during the Annual Meeting?

If we experience technical difficulties during the Annual Meeting (e.g., a temporary or prolonged power outage), our Chairman will determine whether the Annual Meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the Annual Meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify shareholders of the decision via www.virutalshareholdermeeting.com/GAP2020.

If you encounter technical difficulties accessing our Annual Meeting or asking questions during the Annual Meeting, a support line will be available on the login page of the virtual meeting website.

Who may vote at the Annual Meeting?

You can vote your shares via the Internet at our Annual Meeting if you were a shareholder at the close of business on the Record Date.

Are votes confidential? Who counts the votes?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects the voting privacy of our shareholders. Your vote will not be disclosed to anyone, except:

- As required to tabulate and certify the vote;
- As required by law; and/or
- If you provide written comments on your proxy card (the proxy card and comments would then be forwarded to us for review).

We retain an independent tabulator and inspector of election to receive and tabulate the proxies and to certify the voting results.

What happens if I do not give specific voting instructions?

Shareholder of Record

If you are a shareholder of record and you sign, date and return a proxy card but do not specify how to vote, your shares will be voted in accordance with the recommendations of the Board of Directors on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the Annual Meeting or any adjournments or postponements thereof.

Beneficial Owner

If you are a beneficial owner and hold your shares through a broker, bank, or other similar organization, and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on a particular matter. Brokers and other nominees have the discretion to vote on routine matters such as Proposal 2 (ratification of the selection of independent registered public accounting firm), but do not have the discretion to vote on non-routine matters such as Proposal 1 (election of directors) and Proposal 3 (advisory vote on executive compensation). Therefore, your shares will not be voted on non-routine matters without your voting instructions.

What constitutes a "quorum" for the Annual Meeting?

The holders of a majority of the outstanding shares of our common stock must be present to constitute a quorum for the transaction of business at the Annual Meeting. Your shares are counted as present at the Annual Meeting if you properly submit your proxy prior to the Annual Meeting or vote via the Internet while virtually attending the Annual Meeting. The independent inspector(s) of election appointed for the Annual Meeting will determine whether or not a quorum is present and will tabulate votes cast by proxy or via the Internet at the Annual Meeting.

Abstentions are included in the determination of shares present for quorum purposes. Because abstentions represent shares entitled to vote, the effect of an abstention will generally be the same as a vote against a proposal. However, abstentions will have no effect on the election of directors.

How do I vote my shares?

You may direct your vote by Internet, telephone or mail. Your vote must be received by the deadline specified on the proxy card or voting instruction form, as applicable.

	IF YOU ARE A SHAREHOLDER OF RECORD:	IF YOU ARE A BENEFICIAL HOLDER OF SHARES HELD IN "STREET NAME":
By Internet *Prior to* the 2020 Annual Meeting*	*www.proxyvote.com*	*www.proxyvote.com*
By Internet *During* the 2020 Annual Meeting*	*www.virtualshareholdermeeting.com/GAP2020*	*www.virtualshareholdermeeting.com/GAP2020*
By Telephone*	1-800-690-6903	Follow the voting instructions you receive from your brokerage firm, bank, broker dealer or other intermediary.
By Mail:	Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717	Follow the voting instructions you receive from your brokerage firm, bank, broker dealer or other intermediary.

*   While we and Broadridge do not charge any fees for voting by Internet or telephone, there may be related costs from other parties, such as usage charges from Internet access providers and telephone companies, for which you are responsible.

What are broker non-votes and how are they counted?

Broker non-votes occur when nominees, such as brokers and banks holding shares on behalf of the beneficial owners, are prohibited from exercising discretionary voting authority for beneficial owners who have not provided voting instructions. Brokers and other nominees may vote without instruction only on "routine" proposals. On "non-routine" proposals, nominees cannot vote without instructions from the beneficial owner, resulting in so-called "broker non-votes". The proposal to ratify Deloitte & Touche LLP as the Company's independent registered public accounting firm is the only routine proposal on the agenda for our Annual Meeting. The other two proposals on the agenda are non-routine. If you hold your shares with a broker or other nominee, they will not be voted on non-routine proposals unless you give voting instructions.

So long as the broker has discretion to vote on at least one proposal, broker non-votes are counted in determining a quorum but are not counted for purposes of Proposals 1 and 3, and will therefore have no effect on the outcome of these proposals.

What vote is required to approve each proposal?

Election of Directors

Election of directors by shareholders will be determined by a majority of the votes cast with respect to each director by proxy or via the Internet at the Annual Meeting. Pursuant to the Company's Bylaws, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Votes cast shall include votes "for" and "against" a nominee, and exclude "abstentions" and "broker non-votes" with respect to that nominee's election. Under our Corporate Governance Guidelines, at any meeting of shareholders where nominees are subject to an uncontested election (the number of nominees is equal to the number of seats), any nominee for director who receives a greater number of votes "against" his or her election than votes "for" such election, shall submit to the Corporate Secretary of the Company a letter offering his or her resignation, subject to the Board of Directors' acceptance. The Governance and Sustainability Committee will consider the offer of resignation and will recommend to the Board the action to be taken. The Board of Directors will act promptly with respect to each such letter of resignation and will promptly notify the director concerned of its decision. The Board of Directors' decision will be disclosed publicly.

Other Proposals

The other two matters on the agenda for shareholder approval at the Annual Meeting will be decided by the affirmative vote of a majority of the shares counted as present at the Annual Meeting and entitled to vote on the subject matter. Note that Proposal 2 (ratification of the selection of independent registered public accounting firm) and Proposal 3 (advisory vote on executive compensation) are advisory only and will not be binding on the Company, the Board or any committee of the Board. The results of the votes on these proposals will be taken into consideration by the Company, the Board or the appropriate committee of the Board, as applicable, when making future decisions regarding these matters.

How will any other items be voted upon at the Annual Meeting?

If any other matter not mentioned in this Proxy Statement is properly brought before the meeting, including without limitation (i) matters about which the proponent failed to notify us on or before February 21, 2020 (ii) shareholder proposals omitted from this Proxy Statement and the form of proxy pursuant to the proxy rules of the SEC, and (iii) matters incidental to the conduct of the meeting, the proxyholders will vote upon such matters in accordance with their best judgment pursuant to the discretionary authority granted by the proxy. As of the date of the printing of this Proxy Statement, our management is not aware, nor has it been notified, of any other matters that may be presented for consideration at the meeting.

May I change my vote?

You may revoke your proxy at any time before its exercise by writing to our Corporate Secretary at our principal executive offices as follows:

    Corporate Secretary
    Gap Inc.
    Two Folsom Street
    San Francisco, California 94105

You may also revoke your proxy by timely delivery of a properly executed, later-dated proxy (including a telephone or Internet vote) or by voting via the Internet while virtually attending the Annual Meeting (virtually attending the Annual Meeting through the Internet does not revoke your proxy unless you vote via the Internet during the Annual Meeting).

When are shareholder proposals for the 2021 Annual Meeting due?

If a shareholder would like us to consider including a proposal in our Proxy Statement and form of proxy for our Annual Meeting in 2021, the Company's Corporate Secretary must receive it no later than December 8, 2020. Proposals must be addressed to our Corporate Secretary at Gap Inc., Two Folsom Street, San Francisco, California 94105.

Our Amended and Restated Bylaws provide that in order for a shareholder to bring business before our Annual Meeting in 2021 (other than a proposal submitted for inclusion in the Company's proxy materials), the shareholder must give written notice to our Corporate Secretary by no later than the close of business (San Francisco Time) on February 18, 2021, and no earlier than January 19, 2021 (i.e., not less than 90 days nor more than 120 days prior to the first anniversary of the date of our 2020 Annual Meeting). The notice must contain information required by our Bylaws, including a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the Annual Meeting, the name and address of the shareholder proposing the business, the number of shares of the Company's stock beneficially owned by the shareholder, any material interest of the shareholder in the business proposed, any interests held by the shareholder in derivative securities of the Company or arrangements with persons holding derivative securities of the Company, and other information required to be provided by the shareholder pursuant to the proxy rules of the SEC. If a shareholder fails to submit the notice by February 18, 2021, then the proposed business would not be considered at our Annual Meeting in 2021 due to the shareholder's failure to comply with our Bylaws. Additionally, in accordance with Rule 14a-4 (c)(1) of the Securities Exchange Act of 1934, as amended, management proxyholders intend to use their discretionary voting authority with respect to any shareholder proposal raised at our Annual Meeting in 2021 as to which the proponent fails to notify us on or before February 18, 2021. Notifications must be addressed to our Corporate Secretary at Gap Inc., Two Folsom Street, San Francisco, California 94105. A copy of the full text of the Bylaw provisions relating to our advance notice procedure may be obtained by writing to our Corporate Secretary at that address or at www.gapinc.com (follow the Investors, Governance links).

By Order of the Board of Directors,

Julie Gruber
Corporate Secretary

Note About Forward-Looking Statements

In this proxy statement, the Company has disclosed information which may be considered forward-looking within the meaning of the U.S. federal securities laws. Forward-looking statements may appear throughout this proxy statement, including in the Compensation Discussion and Analysis. In some cases, you can identify these forward-looking statements by the use of terms such as "believe," "will," "expect," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "would," and "continue to," or similar expressions, and variations or negatives of these words, but the absence of these words does not mean that a statement is not forward-looking. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, but not limited to statements regarding our response to the COVID-19 pandemic, the potential impact of the COVID-19 pandemic, our current business initiatives and strategy, and our longer-term objectives. For information regarding risks and uncertainties associated with our business and a discussion of some of the factors that may cause actual results to differ materially from the results expressed or implied by such forward-looking statements, please refer to our SEC filings, including the "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Annual Report on Form 10-K for the fiscal year ended February 1, 2020. The Company undertakes no obligation to update information in this proxy statement.



Gap Inc.